EXHIBIT 1
SCORPIO TANKERS INC. (NYSE:STNG)
     As used herein, “we,” “us,” “our” and “the Company” all refer to Scorpio Tankers Inc and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2010.
Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2011 and September 30, 2010
General
     We are a provider of marine transportation of petroleum products worldwide. We currently own and operate 12 tankers (one LR2, four LR1, four Handymax, two MR, and one post-Panamax) that have a weighted average age of 5.8 years compared to a weighted average age of 9.0 years for the global fleet as of October 31, 2011, and time charter-in and operate seven tankers (one LR2 and six Handymax), which we refer to collectively as our Operating Fleet. In addition to our Operating Fleet, we have entered into contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea, or Hyundai, for the construction of five 52,000 deadweight tons, or dwt, product tankers for an aggregate purchase price of approximately $187.0 million. We refer to these vessels as our Newbuilding Vessels. Our Newbuilding Vessels are scheduled to be delivered to us between July and October 2012 and following their delivery to us, will further increase the carrying capacity of our Operating Fleet by approximately 260,000 dwt and reduce the weighted average age of our owned fleet to 5.0 years, based upon dwt capacity.
     As of the date of this report, one of our tankers, Noemi, was employed under a fixed-rate time charter that has a remaining duration of approximately one month, two of our tankers, STI Coral and STI Diamond, operated in the spot market, Histria Azure was off-hire and our remaining fleet operated in pools owned and operated by companies affiliated with us.
     We intend to continue to grow our fleet through timely and selective acquisitions of modern, high-quality tankers. We expect to focus future vessel acquisitions primarily on medium-sized product or coated tankers. However, we will also consider purchasing other classes of tankers if we determine that those vessels would, in our view, present favorable investment opportunities. We are currently in negotiations with Hyundai for the construction of two additional tankers of approximately 52,000 dwt that we expect to take delivery of between December 2012 and March 2013. These negotiations are preliminary and we cannot assure you that we will reach an agreement on definitive terms. If we are unsuccessful in entering into definitive agreements with respect to these vessels, we may purchase other newbuilding or secondhand tanker vessels ranging in size from approximately 35,000 dwt to approximately 200,000 dwt that generally are not more than five years old.
The following table presents summary information concerning our Operating Fleet as of the date of this report:

			Ice
Vessel Name	Year Built	Dwt	Class	Employment	Vessel type
Owned vessels
STI Highlander	2007	37,145	1A	SHTP (2)	Handymax
STI Gladiator	2003	40,083	—	SHTP (2)	Handymax
STI Matador	2003	40,096	—	SHTP (2)	Handymax
STI Conqueror	2005	40,158	1B	SHTP (2)	Handymax
STI Coral	2008	49,900	—	Spot	MR
STI Diamond	2008	49,900	—	Spot	MR
Noemi	2004	72,515	—	Time Charter (3)	LR1
Senatore	2004	72,514	—	SPTP (4)	LR1
STI Harmony	2007	73,919	1A	SPTP (4)	LR1
STI Heritage	2008	73,919	1A	SPTP (4)	LR1
Venice	2001	81,408	1C	SPTP (4)	Post-Panamax
STI Spirit	2008	113,100	—	SLR2P (5)	LR2

Owned Dwt		744,657

						Time Charter Info
						Base Daily
						Rate	Expiry(1)
Time chartered-in vessels
Kraslava	2007	37,258	1B	SHTP(2)	Handymax	$12,070	26-Jan-12
Krisjanis Valdemars	2007	37,266	1B	SHTP(2)	Handymax	$12,000	14-Dec-11 (6)
Kazdanga	2007	37,312	1B	SHTP(2)	Handymax	$12,345	27-Jun-12 (7)
Histria Azure	2007	40,394	—	SHTP (2)	Handymax	$12,250	31-Jan-13 (8)
Histria Perla	2005	40,471	—	SHTP(2)	Handymax	$13,000	15-Jul-13 (9)
Histria Coral	2006	40,426	—	SHTP(2)	Handymax	$13,000	17-Jul-13 (9)
Khawr Aladid	2006	106,003		SLR2P(5)	LR2	$12,000	25-Apr-12 (10)
Time Chartered-In Dwt		339,130

Total Dwt		1,083,787

(1)	Redelivery to the owner is plus or minus 30 days from the expiry date.

(2)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP, which is operated by Scorpio Commercial Management, or SCM. The Scorpio Handymax Tanker Pool and SCM are controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer, Mr. Emanuele Lauro, is a member.

(3)	Noemi is time chartered by King Dustin, a company affiliated with the Lolli-Ghetti family. The daily time charter rate is $24,500, and the time charter expires on January 21, 2012, plus or minus 30 days.

(4)	This vessel operates in Scorpio Panamax Tanker Pool, or SPTP. The Scorpio Panamax Tanker Pool is operated by SCM and controlled by the Lolli-Ghetti family.

(5)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. The Scorpio LR2 Pool is operated by SCM and controlled by the Lolli-Ghetti family.

(6)	This charter agreement contains a 50% profit and loss sharing agreement with the vessel owner whereby 50% of the vessel’s profits and losses above or below $12,000 per day are split with the vessel owner.

(7)	This charter agreement contains an option for us to extend the charter for an additional year at a rate of $13,335 per day.

(8)	This vessel is currently off-hire and is expected to be re-delivered to us in January 2012. We have amended the current charter agreement to extend the term for one year after the vessel is redelivered to us at $12,000 per day. Pursuant to this charter agreement, we have an option to extend the term of the charter for four months at $12,250 per day and a second option to further extend the term of the charter agreement for an additional year at $13,650 per day.

(9)	Represents the average rate for the two year term of the agreement. The rate for the first year is $12,750 per day and the rate for the second year is $13,250 per day. The agreement contains an option for us to extend the charter for an additional year at a rate of $14,500 per day.

(10)	This charter agreement contains options for us to extend the charter for a period up to two years from delivery at a rate of $13,250 per day.
Recent developments
     In October 2011, we entered into an agreement to charter-in a 2006 built LR2 product tanker (106,003 dwt), the Khawr Aladid, for six months at $12,000 per day. We have options to extend this charter for a period up to two years from delivery at $13,250 per day. The Khawr Aladid participates in the Scorpio LR2 Pool.
     In October 2011, an aggregate of 228,324 shares were purchased at an average price of $5.48 per share, including commissions, under our $20.0 million share buyback program, which was authorized by our board of directors on July 9, 2010. As of the date of this report, an aggregate of 723,665 shares have been repurchased at an average price of $7.60 per share, including commissions, and approximately $14.5 million of repurchasing capacity remains under this program. All of the shares purchased pursuant to this program were purchased in the open market at times and prices selected in our sole discretion and were removed from our outstanding share capital listed throughout this report (though such shares have not been retired).
     In November 2011, we borrowed $33.0 million under our 2010 Revolving Credit Facility to fund the second installment payment of $28.1 million to Hyundai for our Newbuilding Vessels, which is due on December 2, 2011, and for general corporate purposes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this filing. The unaudited condensed consolidated financial statements as of September 30, 2011 and for the nine month periods ended September 30, 2011 and 2010 have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this filing are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.
OVERVIEW
     Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act on July 1, 2009 by Simon Financial Limited, or Simon, which owns 100% of Liberty Holding Company Ltd., or Liberty. On October 1, 2009, Simon transferred to us three vessel owning and operating subsidiary companies. Prior to becoming a public company, the operating subsidiaries were owned by Simon. On April 6, 2010, we offered and sold 12,500,000 shares of common stock at a public offering price of $13.00 per share in our initial underwritten public offering and received net proceeds of $149.6 million, after deducting underwriters’ discounts and offering expenses. A subsidiary of Liberty retained ownership of 5,589,147 shares it owned before the offering. Liberty does not currently own these shares. Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 and our telephone at this address is +377-9798-5716. We also maintain an office at 150 East 58th Street, New York, NY 10155 and our telephone number at this address is (212) 542-1616. Our stock trades on the New York Stock Exchange (NYSE) under the symbol STNG.
     On June 2, 2011, we signed contracts with Hyundai to construct five, 52,000 dwt product tankers for an aggregate purchase price of approximately $187.0 million. These vessels are scheduled to be delivered to us between July and October 2012 and following their delivery to us, will further increase the carrying capacity of our Operating Fleet by approximately 260,000 dwt and reduce the weighted average age of our owned fleet to 5.0 years, based upon dwt capacity. As of November 29, 2011, we have made total yard payments in the amount of $18.7 million and we have remaining yard payments in the amount of $168.3 million, of which, approximately $28.1 million is due in December 2011, approximately $33.6 million is due in the six months ending June 30, 2012 and approximately $106.6 million is due in the six months ending December 31, 2012, before we take possession of these vessels. We plan to finance the balance of the aggregate purchase price for four of our five Newbuilding Vessels with cash on hand, cash flows from operations, borrowings under our 2010 Revolving Credit Facility (defined below) and approximately $92.0 million of borrowings under the proposed senior secured credit facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for which we have entered into a term sheet, which we refer to as the proposed senior secured credit facility. Our entry into the proposed senior secured credit facility is subject to certain conditions, including without limitation, the negotiation and execution of definitive documentation by us and the lenders. We are also in negotiations to secure financing for our fifth Newbuilding Vessel, which will be necessary to fund its final delivery installment, which is scheduled for October 2012. Although, we are currently in discussions to obtain financing for the fifth Newbuilding Vessel, we can not assure you that we will be able to obtain such financing on terms acceptable to us or at all. If for any reason we fail to make a payment when due, which may result in a default under our newbuilding contracts, or otherwise fail to take delivery of our Newbuilding Vessels, we would be prevented from realizing potential revenues from this project, we could also lose our yard payments to Hyundai, and we could be liable for penalties and damages under such contracts.
     On July 12, 2011, we amended our credit facility with Nordea Bank Finland plc (and the lenders named therein) dated June 2, 2010, or the 2010 Credit Facility, to convert it from a term loan to a reducing revolving credit facility, or our 2010 Revolving Credit Facility. The borrowing capacity under this facility reduces by $4.1 million each quarter until the facility matures on June 2, 2015. In August 2011, we repaid $65 million of the outstanding borrowings and in September 2011 we drew down an additional $6 million under this facility. At September 30, 2011 and December 31, 2010, the outstanding borrowings under this facility were $78.0 million and $145.2 million, respectively. On November 29, 2011, we borrowed $33.0 million under our 2010 Revolving Credit Facility to fund the second installment payment of $28.1 million to Hyundai for our Newbuilding Vessels, which is due on December 2, 2011, and for general corporate purposes. As of the same date, we currently have $21.9 million of available borrowings under this facility.
     On July 15, 2011, we chartered-in the Histria Perla, a 2005 built Handymax product tanker and on July 17, 2011, we chartered-in the Histria Coral, a 2006 built Handymax product tanker. Each vessel has been chartered-in for a period of two years at a rate of $12,750 and $13,250 per day for each of the first and second years, respectively. Each charter agreement includes an option for us to extend the charter for an additional year at a rate of $14,500 per day.
     In August 2011, we entered into six interest rate swap agreements with three different banks to manage interest costs and the risk associated with the changing interest rates of our 2010 Revolving Credit Facility and our 2011 Credit Facility. Under the interest rate swap contracts, we agreed to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. The notional principal amounts of these swaps equal an aggregate of $75 million, the details of which are as follows:

	Notional		Expiration		Floating interest
Hedged item	amount	Start date	date	Fixed interest rate	rate
2010 Revolving Credit Facility	$51 million	July 2, 2012	June 2, 2015	1.27%	3 month LIBOR
2011 Credit Facility	$24 million	July 2, 2012	June 30, 2015	1.30%	3 month LIBOR
     The vessels that serve as collateral for our 2010 Revolving Credit Facility and our 2011 Credit Facility and also serve as collateral for the interest rate swap agreements, which are subordinate in right to the outstanding borrowings under each credit facility.
     On September 30, 2011, we entered into a term sheet with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for the proposed $92.0 million senior secured credit facility to be used to partially finance the purchase of four of the five Newbuilding Vessels, which will also provide the security for this senior secured credit facility. Our entry into this senior secured credit facility is subject to certain conditions, including without limitation, the negotiation and execution of definitive documentation by us and the lenders. There are no penalties imposed on the lenders for failure to enter into a definitive agreement.
     We generate revenues by charging customers for the transportation of their crude oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates. For vessels on voyage charters, we are responsible for crewing and other vessel operating costs for our owned vessels and the charter hire expense for vessels that we time charter-in.
•	Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. For vessels on time charters, we are responsible for crewing and other vessel operating costs for our owned vessels and the charter hire expense for vessels that we time charter-in.
•	Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market. For vessels that operate in pools, we are responsible for (i) crewing and other vessel operating costs for our owned vessels and (ii) the charterhire expense for vessels that we time charter-in.
          The table below illustrates the primary distinctions among these different employment arrangements:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels(3)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in(3)	We pay	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.

(2)	“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

(3)	Defined below under “—Important Financial and Operational Terms and Concepts.”

(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings.
     As of September 30, 2011, certain of the vessels that we operated (Venice, Senatore, STI Conqueror, STI Gladiator, STI Harmony, STI Heritage, STI Highlander, STI Matador STI Spirit, BW Zambesi, Krisjanis Valdemars, Kraslava, Kazdanga, Histria Perla and Histria Coral), were operated in pools managed by SCM, such as the Scorpio LR2 Tanker Pool, Scorpio Panamax Tanker Pool and the Scorpio Handymax Tanker Pool, which we collectively refer to as the Scorpio Group Pools. The majority of the vessels in these pools trade in the spot market. The Noemi was chartered to a customer under a fixed-rate time charter contract that, as of September 30, 2011, had a remaining duration of approximately three months. As of September 30, 2011, the STI Coral and STI Diamond were traded in the spot market and Histria Azure was off-hire.
IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS
     We use a variety of financial and operational terms and concepts. These include the following:
          Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.
          Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. The shipowner pays all voyage expenses and vessel operating costs unless the vessel to which the charter relates has been time chartered-in.
          Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.
          Vessel operating costs. We are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.
          Additionally, these costs include technical management fees that we paid to Scorpio Ship Management, or SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our technical management agreement, SSM provides us with technical services and we provide them with the ability to subcontract technical management of our vessels with our approval. We believe our technical management fees for the nine months ended September 30, 2011 were at market rates because they are the same rates charged to third-party vessels managed by SSM.
          Charterhire expense. Charterhire expense is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs
          Drydocking. We periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
          Depreciation. Depreciation expense typically consists of:
•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and
•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
     Time charter equivalent revenue or rates. We report time charter equivalent, or TCE, revenues, a non-IFRS measure because our management believes it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. TCE revenue is also included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods and because we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in U.S. dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period.
          The following table reflects our TCE rates. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Profit or Loss:

	For the year ended		For the Nine Months Ended
	December 31,		September 30,
	2010	2009	2011	2010
Average Daily Results
TCE per revenue day	$16,213	$23,423	$13,304	$18,120
Vessel operating costs per day(1)	8,166	7,819	7,707	8,409

Aframax/LR2
TCE per revenue day — pool	12,460	—	14,789	—
TCE per revenue day — time charters	—	—	15,457	—
Vessel operating costs per day(1)	8,293	—	7,066	—
Panamax/LR1
TCE per revenue day — pool	15,213	21,425	13,666	17,541
TCE per revenue day — spot	2,839	—	—	1,894
TCE per revenue day — time charters	22,729	24,825	23,921	22,686
Vessel operating costs per day(1)	8,189	7,819	7,928	8,191
Handymax
TCE per revenue day — pool	9,965	—	11,587	9,971
TCE per revenue day — spot	8,077	—	—	8,302
Vessel operating costs per day(1)	8,107	—	7,746	9,166
MR
TCE per revenue day — spot	—	—	12,053	—
Vessel operating costs per day(1)	—	—	7,116	—

Fleet data
Average number of owned vessels	6.19	3.00	11.05	4.94
Average number of time chartered-in vessels	0.05	0.33	3.96	—

Drydock
Expenditures for drydock	$886,050	$1,680,784	$1,919,525	$893,719

(1)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.
     Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

          Average number of vessels. Historical average number of vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.
          Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the shipowner while the freight rate normally is agreed on a per cargo ton basis.
          Commercial pools. To increase vessel utilization and revenues, we participate in commercial pools with other shipowners of similar modern, well-maintained vessels. By operating a large number of vessels as an integrated transportation system, commercial pools offer customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools employ experienced commercial charterers and operators who have close working relationships with customers and brokers, while technical management is performed by each shipowner. Pools negotiate charters with customers primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and COAs, thus generating higher effective TCE revenues than otherwise might be obtainable in the spot market while providing a higher level of service offerings to customers.
     Operating days. Operating days are the total number of available days in a period with respect to the owned vessels, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our chartered-in vessels.
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
     You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
          Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We intend to employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:
•	global and regional economic and political conditions;
•	increases and decreases in production of and demand for crude oil and petroleum products;
•	increases and decreases in OPEC oil production quotas;
•	the distance crude oil and petroleum products need to be transported by sea; and
•	developments in international trade and changes in seaborne and other transportation patterns.
          Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.
          Our general and administrative expenses were affected by the commercial management and administrative services agreements we entered into in December 2009 with SCM and Liberty Holding Company Ltd., respectively, and costs incurred from being a public company. SCM and Liberty, companies controlled by the Lolli-Ghetti family of which our founder, Chairman and

Chief Executive Officer is a member, provide commercial and administrative management services to us, respectively. In December 2009, we entered into a commercial management agreement with SCM and an administrative services agreement with Liberty Holding Company Ltd., our Administrator. We pay fees under our commercial management agreement, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry. In addition, we continue to incur additional general and administrative expenses as a result of being a publicly traded company, including, among other things, costs associated with reports to shareholders, filings with the U.S. Securities Exchange Commission, investor relations, New York Stock Exchange fees and tax compliance expenses.
RESULTS OF OPERATIONS
     The following tables separately present our operating results for the nine months ended September 30, 2011 and 2010.

	For the nine months ended
	September 30,			Percentage
	2011	2010	Change	Change
Vessel revenue	$59,468,005	$26,775,939	$32,692,066	122%
Vessel operating costs	(23,330,876)	(11,339,231)	(11,991,645)	106%
Voyage expenses	(4,147,621)	(2,509,862)	(1,637,759)	65%
Charterhire	(15,536,259)	—	(15,536,259)	N/A
Depreciation	(13,434,476)	(6,673,217)	(6,761,259)	101%
General and administrative expenses	(8,612,061)	(3,715,636)	(4,896,425)	132%
Interest expense	(5,360,447)	(1,917,063)	(3,443,384)	180%
Gain (loss) on derivative financial instruments	—	(279,560)	279,560	N/A
Interest income	49,842	30,873	18,969	61%
Other expense, net	(137,128)	(456,418)	319,290	(70%)

Net loss	$(11,041,021)	$(84,175)	$(10,956,846)	13017%

     Net loss. Net loss for the nine months ended September 30, 2011 was $11.0 million, a decrease of $10.96 million, or 13,017%, when compared to a net loss of $0.1 million for the nine months ended September 30, 2010. The differences between the two periods are discussed below.
     Vessel revenue. Revenue for the nine months ended September 30, 2011 was $59.5 million, an increase of $32.7 million, or 122%, from revenue of $26.8 million for the nine months ended September 30, 2010. The following table summarizes our revenue:

	For the nine months
	ended September 30,			Percentage
	2011	2010	Change	Change
Owned vessels
Time charter revenue	$7,642,109	$16,081,986	$(8,439,877)	(52%)
Pool revenue	30,214,865	6,763,377	23,451,489	347%
Voyage revenue	7,316,253	3,930,576	3,385,677	86%
Time chartered-in vessels
Pool revenue	14,294,778	—	14,294,778	N/A

TOTAL	$59,468,005	$26,775,939	$32,692,066	122%

     The decrease in time charter revenue of $8.4 million, or 52%, was primarily the result of a decrease in the number of time charter revenue days for the nine month periods ended September 30, 2011 and 2010 to 345 from 709 as a result of the expiration of time charter contracts on the Senatore (expired August 2010), STI Harmony (expired September 2010) and STI Heritage (expired November 2010). Noemi was employed on a time charter for both periods that began in 2007 and is scheduled to expire in January 2012 (+/- 30 days) and STI Spirit was employed on a short term time charter for 72 days during the nine months ended September 30, 2011.
     The increase in pool revenue of $23.5 million, or 347%, was the result of an increase in the number of pool revenue days for the nine month periods ended September 30, 2011 and 2010 to 3,550 from 451. This increase was attributable to growth of the fleet as our average number of owned vessels was 11.05 for the nine months ended September 30, 2011 compared to 4.94 for the nine months ended September 30, 2010. This increase was offset by a decrease in TCE rates to $12,538 per day from $14,989 per day.
     The increase in voyage revenue of $3.4 million, or 86%, is due to the STI Coral and STI Diamond operating in the spot market for a combined 266 days during the nine months ended September 30, 2011 while the Senatore, STI Conqueror, STI Matador, STI Gladiator and STI Highlander operated in the spot market for 179 days during the nine months ended September 30, 2010. This increase was also attributable to an increase in TCE rates to $12,053 per day from $7,936 per day.
     There was no pool revenue for time chartered-in vessels for the nine months ended September 30, 2010 because no vessels were time-chartered-in for the period.
     Charterhire. Charterhire expense for the nine months period ended September 30, 2011 was $15.5 million, an increase of $15.5 million from the nine months period ended September 30, 2010. No vessels were time-chartered in during the nine months ended September 30, 2010.
     Vessel operating costs. Vessel operating costs for the nine months period ended September 30, 2011 was $23.3 million, an increase of $12.0 million, or 106%, from the nine months period ended September 30, 2010. The increase is due to an increase in the average number of owned vessels to 11.05 from 4.94 for the nine month periods ended September 30, 2011 and 2010, respectively.
     Voyage expenses. Voyage expenses for the nine months period ended September 30, 2011 were $4.1 million, an increase of $1.6 million, or 65%, from the nine months period ended September 30, 2010. The increase is due to the STI Coral and STI Diamond operating in the spot market for a combined 266 days during the nine months ended September 30, 2011 while the Senatore, STI Conqueror, STI Matador, STI Gladiator and STI Highlander operated in the spot market for 179 days during the nine months ended September 30, 2010.
     Depreciation. Depreciation expense for the nine months period ended September 30, 2011 was $13.4 million, an increase of $6.8 million, or 101%, from the nine months period ended September 30, 2010. The increase is a result of an increase in the average number of owned vessels to 11.05 from 4.94 for the nine month periods ended September 30, 2011 and 2010, respectively. This increase was partially offset by (i) an increase in the estimated residual values of our owned vessels from the quarter ended December 31, 2010 onwards which resulted in a reduction in depreciation and (ii) a change in the depreciable life of our owned vessels from 20 to 25 years in the quarter ended June 30, 2010. This change in estimate will result in a decrease in depreciation expense of $1.2 million for each nine month period prospectively until the 20-year anniversary date of the vessels impacted by this change.
     General and administrative expense. General and administrative expenses, which include the commercial management and administrative fees, for the nine months period ended September 30, 2011 were $8.6 million, an increase of $4.9 million, or 132%, from the nine months period ended September 30, 2010. The increase is a result of incremental costs incurred to operate as a public company and additional compensation arrangements that were entered into as part of the initial public offering. This was specifically driven by an increase in the amortization of restricted stock issued in June 2010 and January 2011, salary costs, directors and officers insurance and fees, legal fees, audit fees and other related expenses.
     Interest expense. Interest expense for the nine months period ended September 30, 2011 was $5.4 million, an increase of $3.4 million, or 180%, from the nine months period ended September 30, 2010. The nine months ended September 30, 2011 included interest expense on our 2010 Revolving Credit Facility, our 2011 Credit Facility and our STI Spirit Credit Facility in addition to $0.6 million of lender commitment fees on the undrawn portions of our 2010 Revolving Credit Facility and our 2011 Credit Facility. The nine months ended September 30, 2010 included interest expense on our 2010 Revolving Credit Facility and our 2005 Credit Facility in addition to $0.5 million of lender commitment fees on the undrawn portion of our 2010 Revolving Credit Facility. Both facilities are described below under “Liquidity and Capital Resources.”
     Gain (loss) on derivative financial instruments. Gain (loss) on derivatives from our interest rate swap related to the 2005 Credit Facility was a realized loss of $0.3 million for the nine months ended September 30, 2010. This swap was terminated on April 9, 2010.
     Other expense, net. Other expense, net for the nine months period ended September 30, 2011 was $0.1 million, a decrease of

$0.3 million from the nine months period ended September 30, 2010. This decrease was driven by expenses incurred for the initial public offering in April 2010.
     Results of operations — segment analysis
     Aframax/LR2 segment
     The following table summarizes vessel operations for our Aframax/LR2 segment
     In November 2010, we took delivery of the STI Spirit, a 113,091 DWT Aframax/LR2 product tanker. From delivery on November 10, 2010 through January 11, 2011, the STI Spirit operated in the Scorpio Aframax Tanker Pool, which traded a mix of crude and product tankers. As of March 25, 2011, this vessel joined the Scorpio LR2 Pool, which focuses solely on product tankers. We did not have vessels operating in this segment in prior periods.

For the nine months
ended September 30
2011
Aframax/LR2 segment
Vessel revenue	$4,085,847
Vessel operating costs	(1,929,071)
Depreciation	(1,550,249)
General and administrative expenses	(95,012)
Interest expense, net	(536,457)
Other expense, net	(131,849)

Segment loss	$(156,791)

Time charter revenue per day	15,457
Pool revenue per day	14,789
Operating costs per day	7,066

Time charter revenue days	72
Pool revenue days	201
Operating days	273

Average number of owned vessels	1.00
     Panamax/LR1 segment
     The following table summarizes vessel operations for our Panamax/LR1 segment

	For the nine months
	ended September 30			Percentage
	2011	2010	Change	Change
Panamax/LR1 segment
Vessel revenue	$24,505,980	$21,610,584	$2,895,396	13%
Vessel operating costs	(10,842,992)	(8,567,445)	(2,275,547)	27%
Voyage expenses	(13,383)	(262,793)	249,410	(95%)
Charter hire	(3,733,787)	—	(3,733,787)	N/A
Depreciation	(6,914,151)	(5,483,037)	(1,431,114)	26%
General and administrative expenses	(531,213)	(440,769)	(90,444)	21%

	For the nine months
	ended September 30			Percentage
	2011	2010	Change	Change
Interest expense, net	295	(133,807)	134,102	(100%)
Realized and unrealized (loss)/gain on derivative financial instruments	—	(279,560)	279,560	N/A
Other expense, net	2,944	(4,072)	7,016	(172%)

Segment profit	$2,473,693	$6,439,101	(3,965,408)	(62%)

Time charter revenue per day	23,921	22,686	1,235	5%
Pool revenue per day	13,666	17,541	(3,876)	(22%)
Voyage revenue per day	—	1,894	(1,894)	N/A
Operating costs per day	7,928	8,191	(263)	(3%)

Time charter revenue days	273	709	(436)	(62%)
Pool revenue days	1,316	299	1,017	340%
Voyage revenue days	—	10	(10)	N/A
Operating days	1,365	1,046	319	30%

Average number of owned vessels	5.00	3.83	1.17	30%
Average number of time chartered-in vessels	1.00	—	1.00	N/A
     Vessel Revenue. Vessel revenue for the nine months ended September 30, 2011 was $24.5 million, an increase of $2.9 million or 13% from the nine months ended September 30, 2010. The increase in revenue was the result of an increase in the overall number of total revenue days to 1,589 days from 1,018 days which was driven by the acquisitions of the STI Harmony and STI Heritage in June 2010 along with the time charter-in of the BW Zambesi in December 2010. This increase was offset by a decrease in pool revenue per day to $13,666 from $17,541.
     Time charter revenue days decreased 436 days, or 62% as a result of the as a result of the expiration of time charter contracts on the Senatore (expired August 2010), STI Harmony (expired September 2010) and STI Heritage (expired November 2010). Noemi was employed on a time charter for both periods that began in 2007, which is scheduled to expire in January 2012 (+/- 30 days).
     The number of days vessels were employed in the Scorpio Panamax Tanker pool increased to 1,316 from 299 for the nine months ended September 30, 2011 and 2010, respectively. During the nine months ended September 30, 2011, four of our owned Panamax/LR1 vessels, Senatore, Venice, STI Harmony and STI Heritage and our time chartered-in vessel, BW Zambesi, operated in the Scorpio Panamax Tanker Pool. During the nine months ended September 30, 2010, one of our Panamax/LR1 vessels, the Venice, operated in the Scorpio Panamax Tanker Pool. The increase was offset by an overall decrease in daily TCE rates to $13,666 per day from $17,541 per day for the nine months ended September 30, 2011 and 2010, respectively.
     Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2011 were $10.8 million, an increase of $2.3 million, or 27%, from the nine months ended September 30, 2010. This is a result of an increase in the number of operating days to 1,365 from 1,046 for the nine months ended September 30, 2011 and 2010, respectively, which was due to the purchase of the STI Harmony and STI Heritage in June 2010. This resulted in 227 operating days for those vessels during that period as compared to 546 for the nine months ended September 30, 2011.
     Voyage expenses. Voyage expenses for the nine months ended September 30, 2011 were $13,383, a decrease of $249,410, or 95%, as a result of the Senatore operating in the spot market for 10 days in during the nine months ended September 30, 2010. No vessels operated in the spot market during the nine months ended September 30, 2011 though certain nominal voyage charges were incurred.
     Charterhire. Charterhire expense for the nine months ended September 30, 2011 was $3.7 million, an increase of $3.7 million, from the nine months ended September 30, 2010. This increase was the result of the chartering-in of the BW Zambesi in December 2010 for a one year period at a charter-hire rate of $13,850 per day. There were no vessels chartered-in during the nine months ended September 30, 2010.
     Depreciation. Depreciation expense for the nine months ended September 30, 2011 was $6.9 million, an increase of $1.4 million, or 26%, from the nine months ended September 30, 2010. This is the result of an increase in our average number of owned vessels to 5.00 from 3.83. This increase was offset by the effect from a change in the depreciable life of our owned vessels from 20 to

25 years, which occurred in the second quarter of 2010, together with the effect of an increase in estimated residual values of our vessels in the fourth quarter of 2010. We assess the residual value of our vessels annually in December.
     General and administrative expense. General and administrative expense for the nine months ended September 30, 2011 was $0.5 million, an increase of $0.1 million, or 21%, from the nine months ended September 30, 2010. General and administrative expenses for the Panamax/LR1 segment primarily consist of commercial management fees and administrative fees to SCM. The increase is the result of an increase in the average number of owned and time chartered-in vessels to 6.00 from 3.83 for the nine months ended September 30, 2011 and 2010, respectively.
     Interest expense, net. Interest expense, net for the nine months ended September 30, 2011 was $295, a decrease of $0.1 million or 100% from the nine months ended September 30, 2010. Interest expense for the Panamax/LR1 segment represents interest for the 2005 Credit Facility, which was fully repaid in April 2010. The five owned vessels in the Panamax/LR1 segment serve as collateral for our 2010 Revolving Credit Facility. The interest expense of our 2010 Revolving Credit Facility and our 2011 Credit Facility is recorded on the parent company and is not allocated to the subsidiaries and the interest expense of our STI Spirit Credit Facility is allocated to the Aframax/LR2 segment.
     Gain (loss) on derivative financial instruments. Gain (loss) on derivatives from our interest rate swap, which was related to the 2005 Credit Facility, was a realized loss of $0.3 million for the nine months ended September 30, 2010 and was terminated on April 9, 2010.
     MR Segment
     The following table summarizes vessel operations for our MR segment. On May 10, 2011, we took delivery of STI Coral and STI Diamond and we did not have vessels operating in this segment in prior periods.

For the nine months
ended September 30
2011
MR segment
Vessel revenue	$7,316,253
Vessel operating costs	(2,042,185)
Voyage expenses	(4,106,613)
Depreciation	(1,237,382)
General and administrative expenses	(197,884)

Segment loss	$(267,811)

Voyage revenue per day	12,053
Operating costs per day	7,116

Voyage revenue days	266
Operating days	287

Average number of owned vessels	1.05
     Handymax segment
     The following table summarizes vessel operations for our Handymax segment

	For the nine months
	ended September 30			Percentage
	2011	2010	Change	Change
Handymax segment
Vessel revenue	$23,559,925	$5,165,355	$18,394,570	356%

	For the nine months
	ended September 30			Percentage
	2011	2010	Change	Change
Vessel operating costs	(8,518,492)	(2,771,786)	(5,746,706)	207%
Voyage expenses	(25,761)	(2,247,069)	2,221,308	(99%)
Charterhire expense	(11,802,472)	—	(11,802,472)	N/A
Depreciation	(3,732,694)	(1,190,180)	(2,542,514)	214%
General and administrative expenses	(580,044)	(158,679)	(421,365)	266%

Segment loss	$(1,099,538)	$(1,200,976)	101,438	(8%)

Pool revenue per day	11,587	9,971	1,616	16%
Voyage revenue per day	—	8,302	(8,302)	(100%)
Operating costs per day	7,746	9,166	(1,420)	(15%)

Pool revenue days	2,033	152	1,881	1238%
Voyage revenue days	—	169	(169)	(100%)
Operating days	1,092	302	790	262%

Average number of owned vessels	4.00	1.11	2.89	260%
Average number of time chartered-in vessels	2.96	—	2.96	N/A
     Vessel Revenue. Vessel revenue for the nine months ended September 30, 2011 was $23.6 million, an increase of $18.4 million, or 356%, from the nine months ended September 30, 2010. This increase was the result of an increase in the overall number of total revenue days to 2,033 days from 321 days for the nine months ended September 30, 2011 and 2010, respectively, together with an increase in pool revenue per day of 16%. The STI Conqueror was delivered in June 2010, the STI Matador and STI Gladiator were delivered in July 2010 and the STI Highlander was delivered in August 2010. These were the only vessels in the Handymax segment during the nine months ended September 30, 2010. We time chartered-in Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla and Histria Coral during the nine months ended September 30, 2011.
     Charterhire. Chartehire expense for the nine months ended September 30, 2011 was $11.8 million, an increase of $11.8 million from the nine months ended September 30, 2010. The increase was the result of the chartering-in of Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla and Histria Coral during the nine months ended September 30, 2011. There were no vessels chartered-in during the nine months ended September 30, 2010.
     Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2011 were $8.5 million, an increase of $5.7 million, or 207%, from the nine months ended September 30, 2010. This was a result of an increase in the number of operating days to 1,092 from 302 for the nine months ended September 30, 2011 and 2010, respectively which was driven by the purchase of the STI Conqueror in June 2010, the STI Gladiator and STI Matador in July 2010 and STI Highlander in August 2010.
     Voyage expenses. Voyage expenses for the nine months ended September 30, 2011 were $25,761, a decrease of $2.2 million, or 99%, as a result of the STI Conqueror, STI Gladiator, STI Matador and STI Highlander operating in the spot market for 169 days in during the nine months ended September 30, 2010. No vessels operated in the spot market during the nine months ended September 30, 2011 though certain nominal voyage charges were incurred.
     Depreciation. Depreciation expense for the nine months ended September 30, 2011 was $3.7 million, an increase of $2.5 million, or 214%, from the nine months ended September 30, 2010. This increase is a result of an increase in our average number of owned Handymax vessels to 4.00 from 1.11 for the nine months ended September 30, 2011 and 2010, respectively.
     General and administrative expense. General and administrative for the nine months ended September 30, 2011 was $0.6 million, an increase of $0.4 million, or 266%, from the nine months ended September 30, 2010. General and administrative expenses for the Handymax segment primarily consist of commercial management fees and administrative fees to SCM. The increase is the result of an increase in the average number of owned and time chartered-in vessels to 6.96 from 1.11 for the nine months ended September 30, 2011 and 2010, respectively.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity
     Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessel operations, which are currently derived from our vessels operating in the pool, spot market and the time charter-out contract for the Noemi, which expires in January 2012, cash on hand and amounts available under our 2010 Revolving Credit Facility. Time charters provide contracted revenue that reduces volatility (rates can fluctuate within months) and seasonality (rates are generally stronger in first and fourth quarters of the year) from vessels that operate in the spot market. The pools reduce volatility because (i) they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and (ii) some of the vessels in the pool are on time charter. We believe these cash flows from operations, our cash balance and amounts available under our 2010 Revolving Credit Facility will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this report. This is based on the assumption that we will be able to finalize the financing arrangements for our Newbuilding Vessels. As of the date of this report, we have signed a term sheet for the proposed senior secured credit facility, which will provide us the ability to finance up to 61% of the cost of four of our five Newbuilding Vessels. We plan to finance the remaining yard payments for these Newbuilding Vessels from cash on hand, cash flows from operations and borrowings under our 2010 Revolving Credit Facility. We are also in discussions to secure additional financing for our fifth Newbuilding Vessel, which will be necessary to fund the final delivery installment scheduled for October 2012. Management currently believes that, although not currently required to meet existing obligations for the next 12 months, it has the ability to raise additional capital through the future issuance of our equity and new financing arrangements to finance our newbuilding vessels.
     As of September 30, 2011, our cash balance was $25.5 million, which is less than our cash balance of $68.2 million as of December 31, 2010. The decrease in cash balance was due to the purchase of two vessels in May 2011, a deposit payment on our five Newbuilding Vessels, which amounted to $18.7 million, or 10% of the contract price, and the repayment of $65.0 million of the outstanding borrowing under our 2010 Revolving Credit Facility in August 2011. These decreases were offset by the net proceeds of our public offering in May 2010, the draw down of $62.3 million under our STI Spirit Credit Facility and our 2011 Credit Facility in March and May 2011, respectively, and the drawdown of $6.0 million under our 2010 Revolving Credit Facility in September 2011. For the nine months ended September 30, 2011, our net cash outflow from operating activities was $9.8 million, our net cash outflow from investing activities was $90.1 million and the net cash inflow from financing activities was $57.4 million.
     As of September 30, 2011, our long-term liquidity needs were comprised of our debt repayment obligations for our STI Spirit Credit Facility, our 2010 Revolving Credit Facility and our 2011 Credit Facility along with obligations under our interest rate swap agreements, seven time charter-in arrangements and our commitments under our newbuilding agreement for five MR product tankers.
     Our 2010 Revolving Credit Facility, our 2011 Credit Facility and our STI Spirit Credit Facility require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income and Security Act); maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.
     We had one vessel in drydock as of September 30, 2011 for a total estimated cost of $0.9 million ($0.1 million being incurred prior to September 30, 2011). The vessel came out of drydock in early October 2011. No other vessels are scheduled to be drydocked within the next 12 months.
     Cash Flows
     The table below summarizes our sources and uses of cash for the periods presented:

		For the year ended		For the nine months ended
		December 31,		September 30,
	2010	2009	2008	2011	2010
Cash Flow Data
Net cash provided by/(used by):
Operating activities	$4,906,478	$9,305,851	$24,837,892	$(9,888,301)	$6,297,922
Investing activities	(245,594,809)	—	—	(90,188,013)	(198,128,479)
Financing activities	308,430,737	(12,468,990)	(22,384,000)	57,383,980	233,984,136

For the Nine Months Ended September 30, 2011 Compared to the Nine Months Ended September 30, 2010
     Cash provided by operating activities
          Net cash used by operating activities was $9.9 million for the nine months ended September 30, 2011, which was a decrease of $16.2 million from the nine months ended September 30, 2010. The decrease was primarily attributable to (i) an increase in vessel operating costs of $12.0 million, (ii) an increase in voyage expenses of $1.6 million, (iii) an increase in charterhire expense of $15.5 million, (iv) an increase in general and administrative expenses of $4.9 million, (v) a net increase in interest expense of $3.4 million, (vi) a net increase in working capital of $11.4 million, (vii) a decrease in receipts from shareholders of $1.9 million, (viii) an increase in drydock payments of $1.3 million. These decreases were partially offset by (i) an increase in vessel revenue of $32.7 million, (ii) a decrease in other expenses of $0.3 million, (iii) a decrease in interest rate swap termination payments of $1.9 million, (iv) a net increase in non-cash items of $0.9 million (primarily relating to amortization of restricted stock of $2.0 million and amortization of deferred financing fees of $0.5 million, the write off of the value of vessel purchase options of $0.1 million offset by a change in the amortization of acquired time charter contracts of $1.8 million. These items are included in the change in general and administrative expenses, interest expense, other expenses and vessel revenue, respectively).
     Cash used by investing activities
          Cash used by investing activities was $90.2 million for the nine months ended September 30, 2011 compared to $198.1 million for the nine months ended September 30, 2010. Investment activity during the nine months ended September 30, 2011 was driven by the purchase of the STI Coral and STI Diamond for an aggregate purchase price of $71.0 million (including a 1% commission paid to Liberty, a related party administrator, along with other capitalized costs). Additionally, on June 2, 2011, we entered into agreements with Hyundai for the construction of our Newbuilding Vessels for approximately $37.4 million each. The vessels are scheduled to be delivered to us between July 2012 and October 2012.
As of September 30, 2011, a 10% aggregate deposit has been made on all five vessels for $18.7 million. The following table is a timeline of future expected payments and dates*:

Q4 2011	$28.1 million
Q1 2012	$18.7 million
Q2 2012	$15.0 million
Q3 2012	$86.0 million
Q4 2012	$20.6 million

*	These are estimates only and are subject to change as construction progresses.
          Investment activity during the nine months ended September 30, 2010 was driven by the purchase of six product tankers during the period. Two of the tankers, STI Harmony and STI Heritage, are LR1 ice class 1A sister-ships and were acquired for an aggregate purchase price of $92.9 million (including a 1% commission paid to Liberty, a related party), which included $2.3 million related to the value of the existing time charter contracts. The other four vessels, STI Conqueror, STI Matador, STI Gladiator and STI Highlander are Handymax vessels that were acquired for $100.0 million in aggregate (including a 1% commission paid to Liberty, a related party administrator). The increase is also attributable to payments of $5.2 million, which was a deposit on the STI Spirit that was delivered in November 2010.
     Cash provided by financing activities
          Cash provided by financing activities was $57.4 million for the nine months ended September 30, 2011 compared to $234.0 million for the nine months ended September 30, 2010. Financing activity during the nine months ended September 30, 2011 was driven by net proceeds of $68.5 million from the underwritten offering in May 2011, borrowings of $35.0 million under our 2011 Credit Facility, borrowings of 27.3 million under our STI Spirit Credit Facility and borrowings of $6.0 million under our 2010 Revolving Credit Facility, offset by a repayment of $65.0 million of our 2010 Revolving Credit Facility, principal payments on all of our credit facilities of $9.6 million, payment of deferred financing fees of $3.2 million under our 2011 Credit Facility, our STI Spirit Credit Facility and our 2010 Revolving Credit Facility along with $1.6 million of costs related to the repurchase of our common shares. Financing activity during the nine months ended September 30, 2010 was driven by the net proceeds of the initial public offering of $154.8 million and $125.2 million of borrowings under our 2010 Revolving Credit Facility, which were offset by principal payments of $1.4 million under our 2010 Revolving Credit Facility, the repayment of $39.8 million under the 2005 Credit Facility, $2.6 million of costs related to the repurchase of our common shares and the payment of deferred financing fees of $2.1 million under our 2010 Revolving Credit Facility.

Long-Term Debt Obligations and Credit Arrangements
2010 Revolving Credit Facility
     On June 2, 2010, we executed a credit facility with Nordea Bank Finland, plc, DnB NOR Bank ASA and Fortis Bank Nederland (now ABN AMRO Bank n.v.), or the 2010 Credit Facility. On July 13, 2011, we amended the 2010 Credit Facility to convert it from a term loan to a reducing revolving credit facility, or our 2010 Revolving Credit Facility, and paid aggregate fees of approximately $400,000 in connection therewith. This gives us the ability to pay down and re-borrow from the total available borrowings under the loan. The total available borrowings are reduced by $4.1 million each quarter until its maturity on June 2, 2015. Our subsidiaries that own vessels that serve as the collateral for this facility are the guarantors of this facility.
     In August 2011, we reduced the outstanding balance by $65.0 million and in September 2011 we drew down $6.0 million. The outstanding balance of our 2010 Revolving Credit Facility at September 30, 2011 and December 31, 2010 was $78.0 million and $145.2 million, respectively. On November 29, 2011, we borrowed $33.0 million under our 2010 Revolving Credit Facility to fund the second installment payment of $28.1 million to Hyundai for our Newbuilding Vessels, which is due on December 2, 2011, and for general corporate purposes. We currently have $21.9 million of available borrowings under this facility.
STI Spirit Credit Facility
          On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired on November 10, 2010, or our STI Spirit Credit Facility. The outstanding balance of our STI Spirit Credit Facility at September 30, 2011 and December 31, 2010 was $26.5 million and $0, respectively. This facility was fully drawn at September 30, 2011.
2011 Credit Facility
          On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, DnB NOR Bank ASA, and ABN AMRO Bank N.V., or the lead arrangers, for a senior secured term loan facility of up to $150 million, or our 2011 Credit Facility. On May 6, 2011, we drew down $35.0 million to partially finance the deliveries of STI Coral and STI Diamond. Drawdowns under this credit facility are available until May 3, 2012.
          As of September 30, 2011, we had $115.0 million of available borrowings to finance up to 50% of the cost of future vessel acquisitions and $34.3 million of outstanding borrowings under this facility.
Loan Covenant Amendments
          On September 22, 2011, we amended the financial covenants in our 2010 Revolving Credit Facility and our 2011 Credit Facility, and on September 28, 2011, we amended the financial covenants in our STI Spirit Credit Facility. The material terms of the amendments provide that (1) the ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 (calculated quarterly on a trailing four quarter basis) commencing with the third fiscal quarter of 2011 until the first quarter of 2013, at which point it will increase to 2.50 to 1.00; and (2) with respect to our 2010 Revolving Credit Facility and our 2011 Credit Facility, unrestricted cash and cash equivalents shall be not less than $20.0 million, including up to $5 million in availability under our 2010 Revolving Credit Facility, until we own, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel. This covenant is in place until the fourth quarter of 2012, after which unrestricted cash and cash equivalents shall at all times be no less than $15.0 million until we own, directly or indirectly, more than 15 vessels, at which time the amount will increase by $750,000 per each additional owned vessel.
          We are currently in negotiations with the lenders of our 2011 Credit Facility to extend the drawdown period, which currently ends in May 2012, to May 2013. In addition, we are also in negotiations with the lenders of our three credit facilities to further reduce the ratio of EBITDA to interest expense. As of September 30, 2011, we were in compliance with all of the financial and other covenants under our credit facilities.
Interest rate swaps
     In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2010 Revolving Credit Facility and our 2011 Credit Facility. These swaps have been designated and accounted for as cash flow hedges. Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other assets or other liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in equity and classified as ‘hedging reserves’. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in profit or loss. Hedge effectiveness is measured quarterly.
     Under these interest rate swap contracts, we agreed to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable us to partially mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable rate debt held. We determined the estimated fair value of our derivatives using the industry standard valuation techniques and standard valuation models. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the financial year. The notional principal amounts of these swaps aggregate $75 million, the details of which are as follows:

	Notional		Expiration		Floating interest
Hedged item	amount	Start date	date	Fixed interest rate	rate
2010 Revolving Credit Facility	$51 million	July 2, 2012	June 2, 2015	1.27%	3 month LIBOR
2011 Credit Facility	$24 million	July 2, 2012	June 30, 2015	1.30%	3 month LIBOR
     The vessels which collateralize our 2010 Revolving Credit Facility and our 2011 Credit Facility also serve as collateral for the designated interest rate swap agreements, subordinated to the outstanding borrowings under each Credit Facility.
The following table summarizes the fair value of our derivative financial instruments as of September 30, 2011, which are included in the unaudited condensed Balance Sheet:

	September 30, 2011	December 31, 2010
Current portion liability	$(125,851)	$—
Non-current portion liability	(511,815)	—

	$(637,667)	$—

The following has been recorded as an unrealized loss from changes in the fair value of our derivative financial instruments:

	Fair value adjustments
	Statement of profit of loss
		Unrealized	Recognized in other
	Realized gain/(loss)	gain/(loss)	comprehensive loss
Interest rate swap	$—	$—	$(637,667)

Total nine months ended September 30, 2011	—	—	(637,667)

Interest rate swap	(279,560)	—	—

Total nine months ended September 30, 2010	$(279,560)	$—	$—

The realized loss of $279,560 in the nine months ended September 30, 2010 relates to the loss recorded upon settlement of an interest rate swap in April 2010 that related to our 2005 credit facility.
Proposed Senior Secured Credit Facility
     The following is a summary of the terms set forth in the term sheet for the proposed senior secured credit facility. Our ability to enter into the proposed new credit facility is subject to certain conditions, including the negotiation and execution of definitive documentation by us and the lenders. As a result, the terms may change and there can be no assurance that all closing conditions will be satisfied or that we will reach an agreement on definitive terms. There are no penalties imposed on the lenders for failure to enter into a definitive agreement.
          On September 29, 2011, we entered into a term sheet with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB, or the lenders, for a proposed $92.0 million credit facility to be used to partially finance the fourth pre-delivery installment and fully finance the delivery installment for four of our five Newbuilding Vessels, which will also be pledged as collateral to provide the security for this senior secured credit facility. Under this proposed senior secured credit facility, our wholly-owned subsidiaries that own the four Newbuilding Vessels will be the borrowers and Scorpio Tankers Inc. will be the corporate guarantor.
          This proposed senior secured credit facility will be made available in four tranches of $23.0 million each, one tranche for each of the four Newbuilding Vessels, which is approximately 61% of the contracted price for each vessel. Each tranche will be comprised of two advances. Drawdowns will be available after payment is made for the first 39% of the contracted price for each vessel, subject to certain other conditions precedent. Each tranche will be repayable in 28 consecutive quarterly installments of $375,000, commencing on the first quarterly payment date to occur after the delivery of the corresponding vessel, with the first quarterly installment pro-rated accordingly. Any outstanding amount under a tranche will be due in full on the date of the seventh anniversary of delivery of the corresponding vessel. This proposed senior secured credit facility will bear interest at a margin of 2.7% plus (i) LIBOR (3 or 6 months), or (ii) the interest rate quoted by the lenders for making available or maintaining their commitment in the loan, if LIBOR does not accurately reflect the actual funding cost of the lenders. In addition, we will be required to pay a quarterly commitment fee equal to 1.10% per annum on any undrawn amounts.
          This proposed senior secured credit facility will contain financial covenants and other customary covenants, including requirements that we will maintain (i) a minimum working capital balance of $200,000 for each of the four Newbuilding Vessels, beginning on the drawdown date of the second advance for each corresponding vessel, (ii) a ratio of net debt to consolidated total capitalization of not more than 0.60 to 1.00, (iii) a ratio of consolidated EBITDA to consolidated net interest expense, on a trailing four-quarter basis, of not less than 2.00 to 1.00 for the quarter ending December 31, 2011 until and including the quarter ending December 31, 2012, and increasing to 2.50 to 1.00 for each quarter thereafter, (iv) a minimum consolidated liquidity of not less than $15.0 million until we own a fleet of 15 vessels, to increase by $750,000 per each additionally owned vessel, and (v) a minimum consolidated tangible net worth of not less than $150.0 million plus (a) 25% of our cumulative, positive consolidated net income for each fiscal quarter commencing on or after July 1, 2010, and (b) 50% of the value of the equity proceeds realized from any issuance of our Equity Interests occurring on or after July 1, 2010, in addition to other customary affirmative and negative covenants.
          This proposed senior secured credit facility will also require the borrowers to maintain an average security maintenance cover ratio (the ratio of the charter-free market value of the relevant vessel to the amount outstanding under the tranche, plus the pro rata amount of the mark to market of any swap credit line in favor of the swap banks) of not less than the average of the percentages required for all tranches (the percentage required will be either 140%, or 120% if the relevant vessel is subject to acceptable long term employment).
          This proposed senior secured credit facility will also contain a provision that permits our lenders, with our agreement, to increase the margin or reduce the term of the credit facility, or both, if the lenders determine in good faith that there is a material adverse change in the syndication market and such amendments are necessary to ensure the successful syndication of the credit facility.
          This proposed senior secured credit facility will also contain customary events of default, including among others, a cross-default provision, and will also require, among other things, post-delivery security in the form of first preferred mortgages over each vessel and a first priority assignment of the collateral vessels’ earnings.
CAPITAL EXPENDITURES
Vessel acquisitions
     In the first half of June 2010, we took delivery of three product tankers. STI Conqueror, a Handymax ice class 1B ship, was acquired for $26.0 million and trades in the Scorpio Handymax Tanker Pool, STI Harmony and STI Heritage, LR1 ice class 1A sister-ships, were acquired for an aggregate price of $92.0 million and included $2.3 million for the value of the existing time charter contracts which expired in September and December 2010, respectively, at which time, these vessels entered the Scorpio Panamax Tanker Pool. The value of the time charter contracts was amortized as a reduction to vessel revenue over the remaining life of the time charter contracts.
     In July 2010, we took delivery of three Handymax tankers, STI Matador, STI Gladiator and STI Highlander for an aggregate price of $73.0 million. These vessels trade in the Scorpio Handymax Tanker Pool.

     In November 2010, we took delivery of an LR2 Aframax product tanker, STI Spirit, for which we paid a purchase price of $52.2 million.
     In May 2011, we took delivery of two MR product tankers, STI Coral and STI Diamond, for which we paid an aggregate purchase price of $70.0 million.
     Additionally, we capitalized $3.1 million as part of these vessel purchases for the 1% fee of the gross purchase or sale price that we pay our Administrator upon the consummation of any such purchase or sale.
     On June 2, 2011, we entered into agreements with Hyundai for the construction of the Newbuilding Vessels for approximately $37.4 million each. Subject to the payment in full and other conditions, the vessels are scheduled to be delivered to us between July 2012 and October 2012. A 10% aggregate deposit, or $18.7 million, was paid to Hyundai in June 2011 on all five vessels.
Drydock
     The STI Heritage and STI Conqueror were drydocked in the third quarter of 2010. The aggregate drydock cost for the two vessels was $0.9 million and the aggregate off-hire for both vessels was 24 days. The Venice was drydocked in June and July 2011 for a cost of $1.2 million and it was off-hire for 23 days. STI Harmony was drydocked in July and August 2011 for a cost of $0.6 million and was off-hire for 21 days. STI Highlander was drydocked from the end of September through the beginning of October 2011 for a total cost of approximately $0.9 million and it was off-hire for 16 days.
     We currently have no vessels scheduled to be drydocked within the next 12 months.
     As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.
Dividends
     Currently, we do not have immediate plans to pay dividends, but we continue to assess our dividend policy, which may change in the sole discretion of our board of directors, if it is determined that paying dividends is in our best interest.
Share Buy-Back
     On July 9, 2010, our board of directors authorized a share buy-back program of $20 million. As of November 29, we purchased 723,665 shares, which have been removed from our outstanding share capital, listed throughout this report (though such shares have not been retired) at an average price per share of $7.60.
CONTRACTUAL OBLIGATIONS
     The following table sets forth our total contractual obligations as of September 30, 2011:

	Less than	1 to 3	3 to 5	More than
	1 year	years	years	5 years
Bank Loan(1)	$4,245,540	$8,491,080	$86,530,152	$39,639,143
Bank Loan—Interest payments(2)	5,690,043	10,961,726	5,950,371	1,490,336
Bank Loan — Commitment fees(3)	1,444,854	524,083	5,231	—
Time charter-in commitments(4)	17,521,940	7,671,750		—
Technical management fees(5)	1,573,856	1,400,140	—	—
Commercial management fees(6)	185,050	91,250	—	—
Newbuilding Installments (7)	147,751,725	20,573,025	—	—

Total	$178,413,008	$49,713,054	$92,485,754	$41,129,479

(1)	Represents principal payments due on our 2010 Revolving Credit Facility, our 2011 Credit Facility and our STI Spirit Credit Facility based on our outstanding borrowings as of September 30, 2011.

(2)	The interest payments in the above schedule were calculated as follows, based on drawings as of September 30, 2011:

•	For our 2010 Revolving Credit Facility, we calculated interest expense in the following manner:
i.	We used a fixed interest rate of 1.27% on the notional amount of our interest rate swaps of $51 million during the time period the swap is outstanding (July 1, 2012 through June 2, 2015).
ii.	For all amounts due in excess of the notional amount on our swap arrangements, we used a 4-year interest swap rate of 0.98% (as published by the US Federal Reserve as of September 30, 2011) plus a margin of 3.00%, which is the margin for our 2010 Revolving Credit Facility so long as our debt to capitalization ratio remains less than 50%. We use the 4 year interest swap rate, because this facility matures on June 2, 2015.
•	For our 2011 Credit Facility, we calculated interest expense in the following manner:
i.	We used a fixed interest rate of 1.30% on the notional amount of our interest rate swaps of $24 million during the time period the swap is outstanding (July 1, 2012 through June 30, 2015).
ii.	For all amounts due in excess of the notional amount on our swap arrangements, we used the average of the 5- and 7-year interest swap rates of 1.47% (as published by the US Federal Reserve as of September 30, 2011) plus a margin of 2.75%, which is the margin for our 2011 Credit Facility so long as our debt to capitalization ratio remains less than 45%. We use the average of the 5- and 7-year interest swap rates (6 year interest swap rates are not published by the US Federal Reserve), because this facility matures on May 3, 2017.
•	For our STI Spirit Credit Facility, a 7-year interest swap rate of 1.69% (as published by the US Federal Reserve as of September 30, 2011) plus a margin of 2.75%, which is the margin for our STI Spirit Credit Facility. This facility matures on March 17, 2018, hence the use of the 7-year interest swap rate.
(3)	A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2010 Revolving Credit Facility and our 2011 Credit Facility. Our STI Spirit Credit Facility was fully drawn as of September 30, 2011.
(4)	Represents amounts due under our time charter-in arrangements for the BW Zambesi, Kraslava, Krisjanis Valdemars, Histria Azure, Kazdanga, Histria Perla and Histria Coral.
(5)	We pay our technical manager, SSM, $548 per day per owned vessel.
(6)	We pay our commercial manager, SCM, $250 per day per owned vessel plus 1.25% of gross revenue for vessels that are not in a pool. This amount represents the estimated minimum commercial management fees for the Noemi, which is under a time charter-out contract until January 2012 (+/- 30 days) and whose revenues are contractually committed to until such time. No gross revenue estimate was made for STI Coral and STI Diamond, who are also not operating in the pools, as these vessels are operating in the spot market where no revenues are guaranteed.
(7)	Represents obligations under our agreements with Hyundai for the construction of our Newbuilding Vessels that, as of September 30, 2011, were scheduled to be delivered to us between July and October 2012.
OFF-BALANCE-SHEET ARRANGEMENTS
     As of September 30, 2011, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
Interest Rate Risk
     We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and is not for speculative or trading purposes. We had one interest rate swap which expired in April 2010 when the 2005 Credit Facility was repaid. Currently, we have six interest rate swaps scheduled to start on July 1, 2012 for an aggregate notional amount of $75 million.
     Based on the floating rate debt at September 30, 2011, a one-percentage point increase in the floating interest rate would increase interest expense by $1.4 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

		As of September 30, 2011
	Remaining		2013 —	2015 —
	2011	2012	2014	2016	Thereafter
Principal payments floating rate debt (unhedged)	$477,032	$2,009,004	$4,605,953	$53,621,904	$—
Principal payments fixed rate debt (hedged)	584,353	2,236,537	3,885,128	32,908,249	38,577,758

Total principal payments on outstanding debt	$1,061,385	$4,245,541	$8,491,081	$86,530,153	$38,577,758

Spot Market Rate Risk
     The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. The employment of vessels on time charter contracts reduces this risk and we currently have one vessel that is on a time charter contract which is expected to expire in January 2012. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise.
Foreign Exchange Rate Risk
     Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.
     There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.
Inflation
     We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY
     In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
     The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
     The significant judgments and estimates are as follows:
   Revenue recognition
     We currently generate all revenue from time charters, spot voyages, or pools. Revenue recognition for time charters and pools is generally less complex and subjective than voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.
     We generated revenue from spot voyages during the nine months ended September 30, 2011. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of spot voyage revenues can be estimated with a greater degree of accuracy.
   Vessel impairment
     We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).
     Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. In assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the lower of fair value less cost to sell and value in use.
   Vessel lives and residual value
     The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. Effective April 1, 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date. This calculation is updated annually at December 31.
     An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.
     When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.
   Deferred drydock cost
     We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs.

SCORPIO TANKERS INC. AND SUBSIDIARIES
INDEX TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Page
Unaudited condensed consolidated Balance Sheets as of December 31, 2010 and September 30, 2011	F-2

Unaudited condensed consolidated Statements of Profit or Loss for the nine months ended September 30, 2010	F-3
and 2011

Unaudited condensed consolidated Statements of Comprehensive Loss for the nine months ended September 30,	F-4
2010 and 2011

Unaudited condensed consolidated Statements of Changes in Shareholders’ Equity for the nine months ended	F-5
September 30, 2010 and 2011

Unaudited condensed consolidated Statements of Cash Flow for the nine months ended September 30, 2010 and 2011	F-6

Notes to Unaudited Condensed Consolidated Financial Statements	F-7

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
For The Nine Months Ended September 30, 2011 and 2010
Unaudited Condensed Consolidated
Balance Sheets

		As of
	Notes	September 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents		$25,494,568	$68,186,902
Accounts receivable		20,114,445	7,354,252
Prepaid expenses		1,105,861	460,680
Inventories		2,917,339	1,286,507

Total current assets		49,632,213	77,288,341

Non-current assets
Vessels and drydock	2	393,212,372	333,425,386
Vessels under construction	2	18,886,075	—
Other assets		2,411,297	1,554,713

Total non-current assets		414,509,744	334,980,099

Total assets		$464,141,957	$412,268,440

Current liabilities
Bank loans	9	3,110,981	15,826,314
Accounts payable		4,709,896	3,173,505
Accrued expenses		1,973,767	1,123,351
Derivative financial instruments	10	125,851	—

Total current liabilities		9,920,495	20,123,170

Non-current liabilities
Bank loans	9	131,250,936	127,362,088
Derivative financial instruments	10	511,816	—

Total non-current liabilities		131,762,752	127,362,088

Total liabilities		141,683,247	147,485,258

Shareholders’ equity	7
Issued, authorized and fully paid in share capital
Share capital		320,691	248,791
Additional paid in capital		325,885,347	255,003,984
Merger reserve		—	13,292,496
Treasury shares		(4,246,854)	(2,647,807)
Hedging reserve		(637,667)	—
Retained earnings/(accumulated deficit)		1,137,193	(1,114,282)

Total shareholders’ equity		322,458,710	264,783,182

Total liabilities and shareholders’ equity		$464,141,957	$412,268,440

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
For The Nine Months Ended September 30, 2011 and 2010
Unaudited Condensed Consolidated
Statements of Profit or Loss

		For the nine months ended September 30,
	Notes	2011	2010
Revenue:
Vessel revenue	4	$59,468,005	$26,775,939

Operating expenses:
Vessel operating costs		(23,330,876)	(11,339,231)
Voyage expenses		(4,147,621)	(2,509,862)
Charter hire	6	(15,536,259)	—
Depreciation		(13,434,476)	(6,673,217)
General and administrative expenses		(8,612,061)	(3,715,636)

Total operating expenses		(65,061,293)	(24,237,946)

Operating (loss)/income		(5,593,288)	2,537,993

Other (expense) and income, net
Interest expense		(5,360,447)	(1,917,063)
Realized (loss) on derivative financial instruments		—	(279,560)
Interest income		49,842	30,873
Other expenses, net		(137,128)	(456,418)

Total other expense, net		(5,447,733)	(2,622,168)

Net loss		$(11,041,021)	$(84,175)

Attributable to:
Equity holders of the parent		$(11,041,021)	$(84,175)

Loss per share
Basic and diluted	8	$(0.40)	$(0.01)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
For The Nine Months Ended September 30, 2011 and 2010
Unaudited Condensed Consolidated
Statements of Comprehensive Loss

	For the nine months ended September 30,
	2011	2010
Net loss	$(11,041,021)	$(84,175)
Other comprehensive loss:
Unrealized loss on derivative financial instruments	(637,667)	—

Other comprehensive loss	(637,667)	—

Total comprehensive loss	$(11,678,688)	$(84,175)

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
For The Nine Months Ended September 30, 2011 and 2010
Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

	Number of	Share	Additional paid-in	Treasury	Merger	Retained	Hedging
	shares outstanding	capital	capital	shares	reserve	earnings	reserve	Total
Balance at January 1, 2010	5,589,147	$55,891	$46,272,339	$—	$13,292,496	$1,707,816	$—	$61,328,542
Net loss for the period	—	—	—	—	—	(84,175)	—	(84,175)
Net proceeds from initial public offering	12,950,000	129,500	154,642,923	—	—	—	—	154,772,423
Issuance of restricted shares	568,458	5,685	(5,685)	—	—	—	—	—
Amortization of restricted shares	—	—	531,178	—	—	—	—	531,178
Purchase of treasury shares*	(244,146)			(2,647,807)	—	—	—	(2,647,807)

Balance at September 30, 2010	18,863,459	$191,076	$201,440,755	$(2,647,807)	$13,292,496	$1,623,641	$—	$213,900,161

Balance at January 1, 2011	24,634,913	$248,791	$255,003,984	$(2,647,807)	$13,292,496	$(1,114,282)	$—	$264,783,182
Net loss for the period	—	—	—	—	—	(11,041,021)	—	(11,041,021)
Net proceeds from follow on offering	6,900,000	69,000	68,391,639	—	—	—	—	68,460,639
Issuance of restricted shares	290,000	2,900	(2,900)	—	—	—	—	—
Amortization of restricted shares	—	—	2,492,624	—	—	—	—	2,492,624
Purchase of treasury shares*	(251,195)	—	—	(1,599,047)	—	—	—	(1,599,047)
Transfer to/from reserves	—	—	—	—	(13,292,496)	13,292,496	—	—
Unrealized loss on derivative financial instruments	—	—	—	—	—	—	(637,667)	(637,667)

Balance at September 30, 2011	31,573,718	$320,691	$325,885,347	$(4,246,854)	$—	$1,137,193	$(637,667)	$322,458,710

*	These shares were not retired as of September 30, 2011.
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries
Unaudited Condensed Consolidated Financial Statements
For The Nine Months Ended September 30, 2011 and 2010
Unaudited Condensed Consolidated Cash Flow Statements

	For the nine months ended Sept 30,
	2011	2010
Operating activities
Net loss	$(11,041,021)	$(84,175)
Depreciation	13,434,476	6,673,217
Amortization of restricted stock	2,492,624	531,178
Amortization of deferred financing fees	651,127	138,941
Amortization of acquired time charter contracts	—	1,771,151
Write off of vessel purchase options	126,337	—
Straight-line adjustment for charterhire expense	38,139	—

	5,701,682	9,030,312

Changes in assets and liabilities:
Drydock payments	(1,862,210)	(525,102)
Increase in inventories	(1,630,832)	(664,904)
Increase in accounts receivable	(12,760,193)	(5,225,192)
(Increase)/decrease in prepaid expenses	(645,181)	80,527
Increase in accounts payable	1,488,004	1,622,026
Increase in accrued expenses	803,350	1,737,312
Decrease in the value of derivative financial instruments	—	164,690
Interest rate swap termination payment	—	(1,850,000)
Decrease in shareholder receivable	—	1,928,253
Increase in other assets	(982,921)	—

	(15,589,983)	(2,732,390)

Net cash (outflow)/inflow from operating activities	(9,888,301)	6,297,922

Investing activities
Acquisition of vessels	(71,301,938)	(190,565,509)
Vessels under construction	(18,886,075)	—
Deposit on vessel purchases	—	(5,216,080)
Acquisition of time charter contracts	—	(2,344,495)
Other	—	(2,395)

Net cash outflow from investing activities	(90,188,013)	(198,128,479)

Financing activities
Bank loan repayment	(74,576,166)	(41,225,388)
Bank loan drawdown	68,307,500	125,187,500
Debt issuance costs	(3,208,946)	(2,102,593)
Net proceeds from issuance of common stock	68,460,639	154,772,423
Repurchase of treasury shares	(1,599,047)	(2,647,806)

Net cash inflow from financing activities	57,383,980	233,984,136

(Decrease)/increase in cash and cash equivalents	(42,692,334)	42,153,579
Cash and cash equivalents at January 1,	68,186,902	444,497

Cash and cash equivalents at September 30,	$25,494,568	$42,598,076

Supplemental information:
Interest paid	$4,389,092	$620,995
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements
For The Nine Months Ended September 30, 2011 and 2010
1. General information and significant accounting policies
Company
     Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009.
     On October 1, 2009, Simon Financial Limited (“Simon”) transferred to Scorpio Tankers Inc. three operating subsidiary companies, as described further below. Simon is owned by members of the Lolli-Ghetti family of which, Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member.
     On April 6, 2010, we closed on the initial public offering of 12,500,000 shares of common stock at $13.00 per share. The stock trades on the New York Stock Exchange under the symbol STNG. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were approximately $149.6 million. On May 4, 2010, we closed the issuance of 450,000 shares of common stock at $13.00 and received $5.2 million, after deducting underwriters’ discounts, when the underwriters in our initial public offering partially exercised their over-allotment option.
     On November 22, 2010, we closed on a follow-on public offering of 4,575,000 shares of common stock at $9.80 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds were approximately $41.8 million. On December 2, 2010, we closed the issuance of 686,250 shares of common stock at $9.80 and received $6.4 million, after deducting underwriters’ discounts, when the underwriters in our follow-on public offering fully exercised their over-allotment option. In addition, 510,204 shares were issued at the follow-on public offering price in a concurrent private placement to a member of the Lolli-Ghetti family for total proceeds of $5.0 million.
     On May 18, 2011, we closed on another follow-on public offering of 6,000,000 shares of common stock at $10.50 per share. On the same day, the underwriters exercised their over-allotment option to purchase an additional 900,000 shares at $10.50 per share. After deducting underwriters’ discounts and paying offering expenses, the net proceeds of the follow-on public offering and the over-allotment were approximately $68.5 million.
     Prior to the initial public offering, a subsidiary of Simon owned 100% of our shares (or 5,589,147 shares). As of September 30, 2011 and after completion of both the initial public offering and subsequent follow-on offerings, the Lolli-Ghetti family no longer maintains a controlling interest in the Company.
Business
     Our owned fleet at September 30, 2011 consisted of one LR2 product tanker, four LR1 product tankers, two MR product tankers, four Handymax tankers and one post-Panamax tanker engaged in seaborne transportation of crude oil and refined petroleum products in the international shipping markets. We also had one LR1 and five Handymax product tankers on time charter-in as of September 30, 2011.
     Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is currently owned by members of the Lolli-Ghetti family. SCM’s services include securing employment, in pools, in the spot market and on time charters.
     Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is also owned by members of the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.
     We have an administrative services agreement with Liberty Holding Company (“Liberty”), which is a subsidiary of Simon. The administrative services provided under the agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space. Liberty has contracted these services to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of preparation
     The condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as management considers that the Company has adequate resources to continue to operate for the foreseeable future. This is based on the assumption that we will be able to finalize the financing arrangements for the Newbuilding Vessels (defined below). As of the date of these unaudited condensed consolidated financial statements, we have signed a term sheet to secure newbuilding financing from a group of lenders which, subject to the negotiation and execution of definitive documentation by us and the lenders, will provide us the ability to finance up to 61% of the cost of four of our five Newbuilding Vessels with the remaining expenditure commitments for these four vessels forecast to be covered by our existing lines of credit and internal cash generation. We are also in discussions to secure financing for our fifth Newbuilding Vessel, which will be necessary to fund the final delivery installment scheduled for October 2012. Management also believes that, although not currently required to meet existing obligations for the next 12 months, it has the ability to raise additional capital through the future issuance of our equity and new financing arrangements to finance the Newbuilding Vessels.
Basis of accounting
     The condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.
     The condensed consolidated financial statements for the nine months ended September 30, 2011 and 2010 have been prepared in accordance with International Accounting Standards (IAS) 34 as issued by the International Accounting Standards Board using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2010 except as documented below.
New accounting policy
Hedge accounting for cash flow hedges
     The Company’s policy is to designate certain hedging instruments, which can include derivatives, embedded derivatives and non-derivatives in respect of foreign currency risk, as either fair value hedges, cash flow hedges, or hedges of net investments in foreign operations. At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item.
     In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2010 Revolving Credit Facility and 2011 Credit Facility. These swaps have been designated and accounted for as cash flow hedges. Derivative financial instruments are initially recognized in the balance sheet at fair value at the date the derivative contract is entered into and are subsequently measured at their fair value as other assets or other liabilities, respectively. Changes in fair value of derivative financial instruments, which are designated as cash flow hedges and deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves’. Changes in fair value of a portion of a hedge deemed to be ineffective are recognized in net loss. Hedge effectiveness is measured quarterly.
     Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are reclassified to profit or loss in the periods when the hedged item is recognized in profit or loss, in the same line of the statement of profit or loss as the recognized hedged item. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability
     Hedge accounting is discontinued when the Company revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in the hedge reserve and is recognized when the forecast transaction is ultimately recognized in profit or loss. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in the hedge reserve is recognized immediately in profit or loss.
Standards and Interpretations adopted during the period

IAS 24 (amended)	Related party disclosures
Improvements to IFRS (May 2010)
This standard did not have an impact on these interim financial statements.

Standards and Interpretations in issue not yet adopted
At the date of authorization of these condensed consolidated financial statements, the following Standards and Interpretations which have not been applied in these condensed consolidated financial statements were in issue but not yet effective:

IFRS 9	Financial Instruments
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments
IFRS 13	Fair Value Measurement
IFRS 12	Disclosure of Interests in Other Entities
IFRS 11	Joint Arrangements
IFRS 10	Consolidated Financial Statements
IAS 27 (revised May 2011)	Separate Financial Statements
Amendments to IFRS 7 (Oct 2010)	Disclosures — Transfers of Financial Assets
Amendment to IAS 32 (Oct. 2009)	Classification of Rights Issues
Amendments to IFRIC 14 (Nov. 2009)	Prepayments of a Minimum Funding Requirement
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments
We are currently considering the impact of these new standards
2. Vessels and drydock

	Vessels	Drydock (2)	Total
Cost
As of January 1, 2011	$379,723,398	$4,589,021	$384,312,419
Additions	70,757,674	2,463,788	73,221,462
Write off of notional drydock(1)	—	(420,000)	(420,000)

As of September 30, 2011	450,481,072	6,632,809	457,113,881

Accumulated Depreciation
As of January 1, 2011	(49,501,510)	(1,385,524)	(50,887,034)
Charge for the period	(11,618,394)	(1,592,355)	(13,210,749)
Write off of notional drydock(1)	—	196,274	196,274

As of September 30, 2011	(61,119,904)	(2,781,606)	(63,901,509)

Net Book Value

As of September 30, 2011	$389,361,168	$3,851,204	$393,212,372

As of December 31, 2010	$330,221,888	$3,203,497	$333,425,385

(1)	Represents the write off of notional drydock costs for the STI Harmony of $223,726, which was drydocked in August 2011. As such, the original notional drydock cost recorded when this vessel was acquired was written off.

(2)	Venice and STI Harmony were drydocked during the nine months ended September 30, 2011 for a total cost of $1.8 million. Additionally, STI Highlander was in drydock as of September 30, 2011 and total costs incurred at that date were $0.1 million. The remaining additions to drydock of $0.5 million during the nine months ended September 30, 2011 resulted from the notional drydock calculated on our vessel purchases of STI Coral and STI Diamond in May 2011.
Delivery of STI Coral and STI Diamond
     On May 10, 2011, we took delivery of two MR product tankers, STI Coral and STI Diamond, that we previously agreed to acquire for an aggregate purchase price of $70.0 million. The vessels were built in 2008 at the STX shipyard in Korea and were charter free at delivery.
Agreement to purchase five newbuilding vessels
     On June 2, 2011, we signed contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea to construct five MR product tankers for approximately $37.4 million each (the “Newbuilding Vessels”). Subject to payment in full and other conditions, the vessels are scheduled to be delivered to the Company between July 2012 and October 2012.

A 10% aggregate deposit was made in June 2011 on all five vessels for $18.7 million and classified as “vessels under construction”. The following table is a timeline of future expected payments and dates*:

Q4 2011	$28,054,125
Q1 2012	$18,702,750
Q2 2012	$14,962,200
Q3 2012	$86,032,650
Q4 2012	$20,573,025

*   These are estimates only and are subject to change as construction progresses.
Capitalized interest
     In accordance with IAS 23 “Borrowing Costs”, applicable interest costs are capitalized during the period that vessels are under construction. As of September 30, 2011, we capitalized $183,325 of interest expense attributable to the aforementioned vessels under construction.
3. Related party transactions
     Transactions with subsidiaries of Simon (herein referred to as Simon subsidiaries) and transactions with entities outside of Simon but controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the condensed consolidated statements of comprehensive income and balance sheet are as follows:

	For the nine months ended September 30,
	2011	2010
Pool revenue(1)
Scorpio Panamax Tanker Pool Limited	17,983,229	6,763,376
Scorpio Handymax Tanker Pool Limited	23,559,926	—
Scorpio LR2 Pool Limited	2,796,265	—
Scorpio Aframax Tanker Pool Limited	170,224	—
Time charter revenue(2)
King Dustin	6,522,750	10,161,602
Vessel operating costs(3)	(1,602,870)	(631,558)
Commissions(4)	(194,237)	(210,571)
General and administrative expenses(5)	(1,375,778)	(632,385)
Other(6)	—	(130,602)

(1)	These transactions relate to revenue earned in the Scorpio Panamax, Scorpio LR2, Scorpio Aframax and Scorpio Handymax Tanker Pools (the Pools). The Pools are operated by Scorpio Panamax Tanker Pool Limited, Scorpio LR2 Tanker Pool Limited, Scorpio Aframax Pool Limited and Scorpio Handymax Tanker Pool Limited, respectively, which are Simon subsidiaries.

(2)	The revenue earned was for Noemi’s time charter with King Dustin (which is 50% jointly controlled by a Simon subsidiary). See Note 4 for the terms of this time charter.

(3)	These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the condensed consolidated Statements of Profit or Loss. We believe our technical management fees for the nine months ended September 30, 2011 and 2010 were at market rates because they were the same rates charged to other vessels managed by SSM. Each vessel pays $548 per day for technical management, which is, as noted, consistent with that charged to third parties by SSM.

(4)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each of the vessels pays 1.25% of their revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges all vessels in the Pools (including third party participants) $250 per day for Panamax/LR1 and

Aframax/LR2 vessels and $300 per day for Handymax vessels and 1.25% of their revenue. We believe that the commercial management agreement represents a market rate for such services.

(5)	Pursuant to the terms of our Administrative Services Agreement, we pay our administrator (Liberty) a fixed monthly fee calculated at cost with no profit for providing us with administrative services, and reimburse it for the reasonable direct or indirect expenses it incurs in providing us with such services. SSM provided administrative services to us under this agreement until September 30, 2010. From October 1, 2010, SCM has provided us administrative services under this agreement. The administrative fee included services provided to us for accounting, administrative, information technology and management.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and Aframax/LR2 vessels and $300 per day for Handymaxes. The flat fee is the same rate charged by SCM for vessels in the pools managed by SCM.
•	The expense for the nine months ended September 30, 2011 and 2010 of $1,375,778 and $632,385, respectively, included the flat fee of $172,579 and $181,405, respectively charged by SCM and administrative fees of $1,203,199 and $451,980, respectively charged by Liberty and are both included in general and administrative expenses in the condensed consolidated statements of comprehensive income.
(6)	In accordance with our Administrative Services Agreement with Liberty, we have to reimburse Liberty for any direct expenses. These transactions represent reimbursements of $130,602 to Liberty for the nine months ended September 30, 2010 for expenses related to the registration of the existing shares in the initial public offering which closed on April 6, 2010. In addition, $344,490 related to expenses for the registration of the shares in the initial public offering was recorded as an offset against the proceeds from the offering. The liability was cash settled as of December 31, 2010.
•	Furthermore, the Administrative Services Agreement with Liberty includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel. In the nine months ended September 30, 2011, we paid Liberty an aggregate fee of $700,000 in May 2011 for the purchase of the STI Coral and STI Diamond. In the nine months ended September 30, 2010, we paid Liberty an aggregate fee of $2.4 million for the purchases of the STI Harmony, STI Heritage, STI Conqueror, STI Matador, STI Gladiator, STI Highlander and STI Spirit,
     We had the following balances with related parties, which have been included in the condensed consolidated balance sheets:

	As of,
	September 30,	December 31,
	2011	2010
Assets:
Accounts receivable (due from the Pools)	$17,132,503	$6,767,770
Accounts receivable (SSM)	—	117
Accounts receivable (SCM)	—	3,463
Liabilities:
Accounts payable (owed to the Pools)	84,671	22,349
Accounts payable (SSM)	2,814	101,412
Accounts payable (SCM)	725	—
The Company also entered into an agreement with Scorpio Ship Management as part of its supervision agreement for the Newbuilding Vessels. No amounts have been charged under this agreement to date.
Key management remuneration
     Prior to April 6, 2010, our executive management services were provided by a related party affiliate and included in the management fees described in (5) above. If we were not part of Simon, and had the same ownership structure and a contract for administrative services for the periods up to April 6, 2010, we estimate our executive management remuneration would have been comparable with the executive management remuneration presented within general and administrative expenses in subsequent periods. The table below therefore depicts key management remuneration for the periods April 6, 2010 through September 30, 2010 and the nine months ended September 30, 2011as follows:

	For the nine months ended September 30,
	2011	2010
Short term employee benefits (salaries)	$2,125,460	$1,361,219
Share-based compensation (1)	2,402,140	496,528

Total	$4,527,600	$1,857,747

(1)	Represents the amortization of restricted stock issued under our equity incentive plans in June 2010 and January 2011. See note 7.
     There are no post employment benefits.
4. Vessel revenue
     During the nine months ended September 30, 2011 and 2010, we had two and four vessels, respectively that earned revenue through time charter contracts. The remaining revenue was generated from vessels operating in the Pools.
Revenue Sources

	For the Nine Months
	Ended September 30,
	2011	2010
Time charter revenue	$7,642,109	$16,081,986
Pool revenue	44,509,643	6,763,377
Voyage revenue	7,316,253	3,930,576

	$59,468,005	$26,775,939

Time charter out contracts:

	Time Charter Out
Vessel	From	To(1)	Daily rate
Noemi	Jan 2007	Jan 2012	$24,500
Senatore (2)	Sep 2007	Aug 2010	$26,000
STI Spirit (3)	Jan 2011	Mar 2011	$15,000
STI Harmony (4)	Jun 2010	Sep 2010	$25,500
STI Heritage (4)	Jun 2010	Nov 2010	$25,500

(1)	The time charter contracts terminate plus or minus 30 days from the anniversary date.

(2)	The time charter contract with the Senatore was terminated on August 26, 2010.

(3)	The STI Spirit was on a short-term time charter from January 11, 2011 through March 3, 2011 at a charterhire rate of $15,000 per day. From March 4, 2011 through March 26, 2011, the date the vessel entered the Scorpio LR2 Pool, the charterhire rate increased to $17,000 per day.

(4)	STI Harmony and STI Heritage were acquired in June 2010 with existing time charter contracts that commenced in October 2007 and January 2008, respectively. The vessels were chartered to subsidiaries of Liberty, which are related parties.
Seasonality
     The tanker market is typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result revenue generated by our vessels have historically been weaker during April — September and stronger during October — March.

5. Segment reporting
Information about our reportable segments for the nine months ended September 30, 2011 and 2010 is as a follows:

					Operating
					segments	Corporate and
For the nine months ended September 30, 2011	Panamax/LR1	Handymax	Aframax/LR2	MR	subtotal	eliminations	Total
Revenue from external customers	$24,505,980	23,559,925	$4,085,847	7,316,253	$59,468,005	—	$59,468,005
Vessel operating costs	(10,842,992)	(8,518,492)	(1,929,071)	(2,042,185)	(23,332,740)	1,865	(23,330,876)
Voyage expenses	(13,383)	(25,761)	—	(4,106,613)	(4,145,757)	(1,865)	(4,147,622)
Charter hire	(3,733,787)	(11,802,472)	—	—	(15,536,259)	—	(15,536,259)
Depreciation	(6,914,151)	(3,732,694)	(1,550,249)	(1,237,382)	(13,434,476)	—	(13,434,476)
General and administrative expenses	(531,213)	(580,044)	(95,012)	(197,884)	(1,404,153)	(7,207,908)	(8,612,061)
Interest expense, net	295	—	(536,457)	—	(536,162)	(4,774,443)	(5,310,605)
Other expense, net	2,944	—	(131,849)	—	(128,905)	(8,223)	(137,128)

Segment profit or loss	$2,473,693	$(1,099,538)	$(156,791)	$(267,811)	$949,552	$(11,990,574)	$(11,041,022)

					Operating
					segments	Corporate and
For the nine months ended September 30, 2011	Panamax/LR1	Handymax	Aframax/LR2	MR	subtotal	eliminations	Total
Revenue from external customers	$21,610,584	5,165,355	$—	$—	$26,775,939	$—	$26,775,939
Voyage expenses	(262,793)	(2,247,069)	—	—	(2,509,862)	—	(2,509,862)
Vessel operating costs	(8,567,445)	(2,771,786)	—	—	(11,339,231)	—	(11,339,231)
Depreciation	(5,483,037)	(1,190,180)	—	—	(6,673,217)	—	(6,673,217)
General and administrative expenses	(440,769)	(158,679)	—	—	(599,448)	(3,116,188)	(3,715,636)
Interest expense, net	(133,807)	1,383	—	—	(132,424)	(1,753,766)	(1,886,190)
Other expense, net	(4,072)	—	—	—	(4,072)	(452,346)	(456,418)
Realized and unrealized gain/(loss) on derivative financial instruments	(279,560)	$—	—	—	(279,560)	—	(279,560)

Segment profit or loss	$6,439,101	$(1,200,976)	$—	$—	$5,238,125	$(5,322,300)	$(84,175)

6. Charter hire
     On March 1, 2011, we took delivery of the Krisjanis Valdemars, a 2007 built Handymax ice-class 1B product tanker on a time charter-in arrangement for 10 months at a rate of $12,000 per day. The agreement also includes a profit and loss sharing provision whereby 50% of all profits and losses (the difference between the vessel’s pool earnings and the charter hire expense) will be shared with the owner of the vessel. During the nine months ended September 30, 2011, $1,780 was due to the vessel owner under this profit and loss sharing agreement. This vessel is currently operating in the Scorpio Handymax Tanker Pool.
     On February 6, 2011 we took delivery of the Histria Azure, a 2007 built Handymax product tanker, on a time charter-in arrangement for one year at a rate of $12,250 per day. The agreement includes an option for Scorpio Tankers to extend for an additional year at $13,750 per day or $12,250 per day with a 50% profit sharing agreement. The vessel is currently off-hire.
     On January 26, 2011, we took delivery of the Kraslava, a 2007 built Handymax ice-class 1B product tanker on a time charter-in arrangement for one year at a rate of $12,070 per day. This vessel is currently operating in the Scorpio Handymax Tanker Pool.
     On December 12, 2010, we took delivery of the BW Zambesi, a 2010 built LR1 product tanker, on a time charter-in agreement for one year at a rate of $13,850 per day with an option to extend for an additional year at a rate of $14,850 per day. The vessel is currently operating in the Scorpio Panamax Tanker Pool.
     On May 27, 2011, we took delivery of the Kazdanga, a 2007 built Handymax ice class 1B product tanker for one year at a rate of $12,345 per day with an option to extend the charter for an additional year at a rate of $13,335 per day. This vessel is currently operating in the Scorpio Handymax Tanker Pool.
     We took delivery of two time chartered-in vessels in July 2011. The Histria Perla, a 2005 built Handymax product tanker, was delivered on July 15, 2011 and the Histria Coral, a 2006 built Handymax product tanker was delivered on July 17, 2011. Each vessel has been chartered-in for two years at a rate of $12,750 and $13,250 per day for the first and second years, respectively. Each charter agreement includes an option for the Company to extend the charter for an additional year at a rate of $14,500 per day.
     The undiscounted remaining future minimum lease payments under these arrangements as of September 30, 2011 was $25.2 million of which $17.5 million is due within one year.
     The total expense recognized under charter hire agreements during the nine-month period ended September 30, 2011 was $15.5 million and $0 during the nine month period ended September 30, 2010.
7. Shareholders’ equity
Restricted stock issuance
     On January 31, 2011, we issued 281,000 shares of restricted stock to certain employees for no cash consideration. The share price at the date of issue was $9.83 per share. The vesting schedule of the restricted stock is (i) one-third of the shares vest on January 31, 2012, (ii) one-third of the shares vest on January 31, 2013, and (iii) one-third of the shares vest on January 31, 2014. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.
     On January 31, 2011, we issued 9,000 shares of restricted stock to our independent directors for no cash consideration. The share price at the date of issue was $9.83 per share. These shares vest on January 31, 2012.
     Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

	Employees	Directors	Total
October 1, 2011 through December 31, 2011	$847,603	$22,118	$869,721
For the year ending December 31, 2012	2,546,398	7,373	2,553,770
For the year ending December 31, 2013	1,497,055	—	1,497,055
For the year ending December 31, 2014	588,425	—	588,425
For the year ending December 31, 2015	106,929	—	106,929

	$5,586,409	$29,490	$5,615,899

     Prior to the initial public offering, a subsidiary of Simon owned 100% of our shares (or 5,589,147 shares). Simon is incorporated in Liberia and is owned by members of the Lolli-Ghetti family. Emanuele Lauro, our founder, Chairman and Chief Executive Officer is a member of the Lolli-Ghetti family, which, after completion of the initial public offering, issuance of restricted shares and subsequent follow-on offering, no longer maintains a controlling interest.
Shelf registration statement
     On May 4, 2011, we filed a universal shelf registration statement on Form F-3 with the Securities and Exchange Commission, which may be used to issue common shares, preferred shares, debt securities, which may be guaranteed by one or more of our subsidiaries, warrants, purchase contracts, and units for an aggregate of up to $500 million.
Follow-on offering
     On May 18, 2011, we closed on a follow-on public offering of 6,000,000 shares of common stock at $10.50 per share. On the same day, the underwriters exercised their over-allotment option to purchase an additional 900,000 shares at $10.50 per share After deducting underwriters’ discounts and paying offering expenses, the net proceeds of the follow-on public offering and the over-allotment were approximately $68.5 million.
Merger reserve
     In June 2011, our board of directors authorized the reclassification of the merger reserve of $13.3 million within shareholders’ equity to retained earnings. The merger reserve was initially set up to identify the retained earnings brought in with the three vessels transferred by Simon and has been reclassified as there are no requirements in the Marshall Islands to maintain a separate merger reserve or to separately identify the retained earnings created subsequent to the transfer.
Stock buyback plan
     On July 9, 2010, the board of directors authorized a share buyback program of $20.0 million. We repurchase these shares in the open market at the time and prices that we consider to be appropriate. As of September 30, 2011 and December 31, 2010, 495,341 and 244,146 shares have been purchased under the plan at an average price of $8.5736 and $10.8452 per share, respectively including commissions. As of September 30, 2011, the remaining stock buyback authorization was $15.8 million.
Shares outstanding
     As of September 30, 2011, we had 31,573,718 shares outstanding.
8. Loss per share
     The calculation of both basic and diluted loss/earnings per share is based on net loss/income attributable to equity holders of the parent and weighted average outstanding shares of:

	For the nine months ended September 30,
	2011	2010
Net loss attributable to equity holders of the parent	$(11,041,021)	$(84,175)
Basic weighted average number of shares	27,455,123	13,896,039
Effect of dilutive potential basic shares:
Restricted stock	—	—
Diluted weighted average number of shares	27,455,123	13,896,039

     The weighted average number of shares assumes the retroactive adjustment resulting from our stock split, which occurred on March 17, 2010 and was effective during the nine-month period ended September 30, 2010.
     The Company incurred a loss in the nine month periods ended September 30, 2011 and September 30, 2010. As a result, the inclusion of potentially restricted shares in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, all potentially dilutive items have been excluded from the diluted loss per share calculation for this period.
9. Bank loans
2011 Credit Facility
     On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, DnB NOR Bank ASA, and ABN AMRO Bank N.V., or the lead arrangers, for a senior secured term loan facility of up to $150 million (the “2011 Credit Facility”). On May 6, 2011, we drew down $35.0 million to partially finance the deliveries of STI Coral and STI Diamond.
     Drawdowns under the 2011 Credit Facility are available until May 3, 2012 and bear interest at LIBOR plus an applicable margin of 2.75% per annum when our debt to capitalization (total debt plus equity) ratio is less than 45%, 3.00% per annum when our debt to capitalization ratio is greater than or equal to 45% but less than or equal to 50%, and 3.25% when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the 2011 Credit Facility. The 2011 Credit Facility matures on May 3, 2017 and can only be used to finance up to 50% of the cost of future vessel acquisitions, which vessels would be the collateral for the 2011 Credit Facility.
     Borrowings for each vessel financed under the 2011 Credit Facility, represent a separate tranche, with repayment terms dependent on the age of the vessel at acquisition. Each tranche under the 2011 Credit Facility is repayable in equal quarterly installments, with a lump sum payment at maturity, based on a full repayment of such tranche when the vessel to which it relates is sixteen years of age. Our subsidiaries that own vessels that are collateralized by this loan, act as guarantors under the 2011 Credit Facility.
     The 2011 Credit Facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income Security Act (“ERISA”); maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the Manager of our vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.
The financial covenants of the 2011 Credit Facility are described below. On September 22, 2011, we executed an amendment modifying certain of these financial covenants. The descriptions below reflect these modifications. The terms net debt, tangible net worth, EBITDA and net interest expense are as defined under the 2011 Credit Facility arrangement.
•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•	The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 2.50 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis.
•	Unrestricted cash and cash equivalents shall be not less than $20.0 million, including up to $5 million in availability under the 2010 Credit Facility (as detailed below), until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel. This covenant is in place until the fourth quarter of 2012, after which unrestricted cash and cash equivalents shall at all times be no less than $15.0 million until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount will increase by $750,000 per each additional owned vessel.
•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.
As of September 30, 2011, $115 million was available to finance up to 50% of the cost of future vessel acquisitions, and the outstanding balance for this facility was $34.3 million.
2010 Credit Facility
     On July 13, 2011, we executed an amendment to the 2010 Credit Facility, which converted it from a term loan to a reducing revolving credit facility and paid aggregate fees of $400,000 in connection therewith. This gives us the ability to pay down and re-borrow from the total available commitments under the loan. The total available commitments will reduce by $4.1 million each quarter, with a lump sum reduction of $76.0 million at the maturity date of June 2, 2015. Our subsidiaries that own vessels that are collateralized by this loan act as guarantors under the amended credit facility. All terms mentioned are defined in the agreement.
     The total available commitments at the date of signing the amended credit facility were $137.0 million, representing the balance of the original term loan, and the credit facility was fully drawn at this date. We made a payment of $65 million on August 2, 2011 into the credit facility.
     Borrowings under the amended credit facility bear interest at LIBOR plus an applicable margin of 3.00% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused portion of the total available commitments. Drawings can be used to (i) refinance the current amounts outstanding under the original term loan, (ii) for general corporate purposes or (iii) to finance vessel purchases.
     The amended credit facility requires us to comply with a number of covenants, including; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA (Employee Retirement Income Security Act); maintenance of flag and class of the vessels; restrictions on consolidations, mergers or sales of assets; prohibitions on changes in the Manager of our vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.
The financial covenants of the credit facility are described below. On September 22, 2011, we executed an amendment modifying certain financial covenants. The descriptions below reflect these modifications. The terms net debt, tangible net worth, EBITDA and net interest expense are as defined under the credit facility arrangement:
•	The ratio of net debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter from July 1, 2010 going forward and 50% of the value of any new equity issues from July 1, 2010 going forward.

•	The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 2.50 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis.
•	Unrestricted cash and cash equivalents shall be not less than $20.0 million, including up to $5 million in availability under the 2010 Credit Facility, until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount increases by $750,000 per each additional vessel. This covenant is in place until the fourth quarter of 2012, after which unrestricted cash and cash equivalents shall at all times be no less than $15.0 million until the Company owns, directly or indirectly, more than 15 vessels, at which time the amount will increase by $750,000 per each additional owned vessel.
•	The aggregate fair market value of the collateral vessels shall at all times be no less than 150% of the then aggregate outstanding principal amount of loans under the credit facility.
     In August 2011, we reduced the outstanding balance by $65 million, and in September 2011, we drew down $6 million. The outstanding balance of the 2010 Revolving Credit Facility at September 30, 2011 and December 31, 2010 was $78.0 million and $145.2 million, respectively.
STI Spirit Credit Facility
     On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired on November 10, 2010 (the “STI Sprit Credit Facility”). The STI Spirit Credit Facility was drawn down on March 17, 2011 and matures on March 17, 2018. The loan bears interest at LIBOR plus a margin of 2.75% per annum. The loan will be repaid over 28 equal quarterly installments and a lump sum payment at maturity. The quarterly installments commenced three months after the drawdown and were calculated using an 18-year amortization profile. Our subsidiary, STI Spirit Shipping Company Limited, which owns the vessel, is the borrower and Scorpio Tankers Inc. is the guarantor. The outstanding balance at September 30, 2011 was $26.5 million and $0 at December 31, 2010. The Spirit Credit Facility requires us to comply with a number of covenants, including financial covenants; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with ERISA; maintenance of flag and class of the vessel; restrictions on consolidations, mergers or sales of assets; approval of changes in the Manager of our vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.
The financial covenants of the STI Spirit Credit Facility are described below. On September 28, 2011, we executed an amendment modifying the EBITDA to interest expense financial covenant. This modification is reflected in the description below. The terms net debt, tangible net worth, EBITDA and net interest expense are as defined under the STI Spirit Credit Facility arrangement.
•	The ratio of debt to capitalization shall be no greater than 0.60 to 1.00.
•	Consolidated tangible net worth shall be no less than $150.0 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter.
•	The ratio of EBITDA to interest expense shall be no less than 2.00 to 1.00 commencing with the third fiscal quarter of 2011 until the fourth quarter of 2012, at which point it will increase to 2.50 to 1.00. Such ratio shall be calculated quarterly on a trailing four quarter basis.
•	Unrestricted cash and cash equivalents shall be no less than the higher of (i) $500,000 per vessel at all times or (ii) $10.0 million.

•	The aggregate fair market value of the STI Spirit shall at all times be no less than (i) 140% of the then outstanding loan balance if the vessel is operating in a pool or in the spot market or (ii) 130% of the then outstanding loan if the vessel is on time charter with a duration of at least one year.
We were in compliance with our bank covenants as of September 30, 2011.
Newbuilding financing
     On September 29, 2011, we signed a term sheet for a $92.0 million credit facility (the “Proposed Senior Secured Credit Facility”) with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB to partially finance four of the five newbuilding 52,000 DWT product tankers (MRs) that we have contracted to be built at the Hyundai Mipo Dockyard in South Korea. Our entry into this senior secured credit facility is subject to certain conditions, including without limitation, the negotiation and execution of definitive documentation by us and the lenders.
     The Proposed Senior Secured Credit Facility is for the partial financing of the pre-delivery and delivery instalments for the four newbuildings, which are scheduled for delivery between July and October 2012. The facility is for an aggregate of $92.0 million to be made available in four tranches, one for each vessel, in the amount of $23.0 million, which is approximately 61% of contracted price for each vessel. Drawdowns will be available after the first 39% of the contracted price for each vessel is paid by the Company and subject to certain other conditions precedent. As of September 30, 2011, $15.0 million, or 10% of the aggregate purchase price for these four vessels, has been paid by the Company. The tranche relating to each vessel will be repaid after delivery of that vessel in quarterly instalments of $375,000, which equates to a repayment profile of 15.33 years.
     This Proposed Senior Secured Credit Facility will contain financial covenants and other customary covenants, including requirements that we will maintain (i) a minimum working capital balance of $200,000 for each of the four Newbuilding Vessels, beginning on the drawdown date of the second advance for each corresponding vessel, (ii) a ratio of net debt to consolidated total capitalization of not more than 0.60 to 1.00, (iii) a ratio of consolidated EBITDA to consolidated net interest expense, on a trailing four-quarter basis, of not less than 2.00 to 1.00 for the quarter ending December 31, 2011 until and including the quarter ending December 31, 2012, and increasing to 2.50 to 1.00 for each quarter thereafter, (iv) a minimum consolidated liquidity of not less than $15.0 million until we own a fleet of 15 vessels, to increase by $750,000 per each additionally owned vessel, and (v) a minimum consolidated tangible net worth of not less than $150.0 million plus (a) 25% of our cumulative, positive consolidated net income for each fiscal quarter commencing on or after July 1, 2010, and (b) 50% of the value of the equity proceeds realized from any issuance of our Equity Interests occurring on or after July 1, 2010, in addition to other customary affirmative and negative covenants.
     This Proposed Senior Secured Credit Facility will also require the borrowers to maintain an average security maintenance cover ratio (the ratio of the charter-free market value of the relevant vessel to the amount outstanding under the tranche, plus the pro rata amount of the mark to market of any swap credit line in favor of the swap banks) of not less than the average of the percentages required for all tranches (the percentage required will be either 140%, or 120% if the relevant vessel is subject to acceptable long term employment).
     This Proposed Senior Secured Credit Facility will also contain a provision that permits our lenders with our agreement to increase the margin or reduce the term of the credit facility, or both, if the lenders determine in good faith that there is a material adverse change in the syndication market and such amendments are necessary to ensure the successful syndication of the credit facility.
     This Proposed Senior Secured Credit Facility will also contain customary events of default, including among others, a cross-default provision, and will also require, among other things, post-delivery security in the form of first preferred mortgages over each vessel and a first priority assignment of the collateral vessels’ earnings.

10. Derivative financial instruments
Interest rate swaps
     In August 2011, we entered into six interest rate swap agreements to manage interest costs and the risk associated with changing interest rates on our 2011 and 2010 Credit Facilities with three different banks. Under interest rate swap contracts, we agreed to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable us to partially mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable rate debt held. We determined the estimated fair value of our derivatives using the industry standard valuation techniques and standard valuation models. The fair value of interest rate swaps at the reporting date is determined by discounting the future cash flows using the curves at the reporting date and the credit risk inherent in the contract, and is disclosed below. The average interest rate is based on the outstanding balances at the end of the financial year. The notional principal amounts of these swaps aggregate $75 million, the details of which are as follows:

				Fixed
	Notional		Expiration	interest	Floating interest
Hedged item	amount	Start date	date	rate	rate
2010 Revolving Credit Facility	$51 million	July 2, 2012	June 2, 2015	1.27%	3 mo. LIBOR
2011 Credit Facility	$24 million	July 2, 2012	June 30, 2015	1.30%	3 mo. LIBOR
     The vessels which collateralize the 2011 and 2010 Credit Facilities also serve as collateral for the designated interest rate swap agreements, subordinated to the outstanding borrowings under each Credit Facility.
The following table summarizes the fair value of our derivative financial instruments as of September 30, 2011, which are included in the unaudited condensed Balance Sheet:

	September 30, 2011	December 31, 2010
Current portion liability	$(125,851)	$—
Non-current portion liability	(511,815)	—

	$(637,667)	$—

The following has been recorded as an unrealized loss from changes in the fair value of our derivative financial instruments:

	Fair value adjustments
	Statement of profit of loss
	Realized	Unrealized	Recognized in other
	gain/(loss)	gain/(loss)	comprehensive loss
Interest rate swap	$—	$—	$(637,667)

Total nine months ended September 30, 2011	—	—	(637,667)

Interest rate swap	(279,560)	—	—

Total nine months ended September 30, 2010	$(279,560)	$—	$—

The realized loss of $279,560 in the nine months ended September 30, 2010 relates to the loss recorded upon settlement of an interest rate swap in April 2010 that related to our 2005 credit facility.

11. Subsequent events
Time charter-in agreements
     On October 23, 2011, the Company chartered-in a 2006 built LR2 product tanker (106,003 DWT), the Khawr Aladid. The vessel will be chartered-in for six months at $12,000 per day. Additionally, the Company has options to extend the charter for a period up to two years from delivery at $13,250 per day.
Stock buyback plan
     In October 2011, the Company repurchased 228,324 shares at an average price of $5.48, including commissions.
Drawdown
     On November 29, 2011, we borrowed $33.0 million under our 2010 Revolving Credit Facility to fund the second installment payment of $28.1 million to Hyundai for our Newbuilding Vessels, which is due on December 2, 2011, and for general corporate purposes.
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